Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 7, 2007

Registration No. 333-143265

QUARTERLY UPDATE TO PRELIMINARY PROSPECTUS

DATED OCTOBER 26, 2007 OF ENTEROMEDICS INC.

On November 7, 2007, the issuer, EnteroMedics Inc., filed Amendment No. 5 to its Registration Statement on Form S-1 to include consolidated financial results through the end of its third quarter and to update certain related disclosure previously provided in its preliminary prospectus dated October 26, 2007. This free writing prospectus sets forth those portions of the preliminary prospectus dated October 26, 2007 that were updated and supplemented by the preliminary prospectus contained in Amendment No. 5 to the Registration Statement as such portions have been amended or supplemented. References below to “we,” “us,” “our” and “EnteroMedics” refer to EnteroMedics Inc. and its subsidiary, unless the context otherwise requires. References below to the prospectus refer to the preliminary prospectus dated November 7, 2007 included in Amendment No. 5 to the Registration Statement, a copy of which can be obtained by following this hyperlink: http://www.sec.gov/Archives/edgar/data/1371217/000119312507236994/ds1a.htm.

EnteroMedics Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the final prospectus relating to the offering, when available, may be obtained from J.P. Morgan Securities Inc.’s prospectus department at 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245 or by phone at (718) 242-8002, or Morgan Stanley & Co. Incorporated’s prospectus department at 180 Varick, New York, NY 10014, by telephone at (866) 718-1649 or by emailing prospectus@morganstanley.com.

Summary Financial Data

The following tables summarize our financial data for the periods presented. The summary statement of operations data for each of the years ended December 31, 2004, 2005 and 2006, except for the pro forma net loss per share and pro forma weighted average number of shares data, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary statement of operations data for the nine months ended September 30, 2006 and 2007, except for the pro forma net loss per share and pro forma weighted average number of shares data, the statement of operations data for the period from December 19, 2002 (inception) through September 30, 2007 and the summary balance sheet data as of September 30, 2007 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future periods. You should read this data together with the consolidated financial statements and related notes appearing elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	Years Ended December 31,			Nine Months Ended September 30,		Period from December 19, 2002 (inception) to September 30, 2007
	2004	2005	2006	2006	2007
	(In thousands, except per share data)

Statement of Operations Data:
Operating expenses:
Research and development	$1,755	$8,833	$14,361	$9,933	$13,894	$41,196
Selling, general and administrative	1,491	2,319	3,761	2,615	5,463	13,169

Total operating expenses	3,246	11,152	18,122	12,548	19,357	54,365

Other income (expense):
Interest income	35	110	1,136	659	1,089	2,370
Interest expense	(238)	(181)	(710)	(559)	(1,185)	(2,330)
Change in value of the convertible preferred stock warrant liability	—	—	7	—	(362)	(355)
Other, net	—	8	(1)	(18)	(14)	(7)

Net loss	$(3,449)	$(11,215)	$(17,690)	$(12,466)	$(19,829)	$(54,687)

Net loss per share – basic and diluted(1)	$(24.36)	$(28.82)	$(34.19)	$(24.74)	$(33.01)

Weighted average number of shares used in per share calculations – basic and diluted(1)	142	389	517	504	601

Pro forma net loss per common share (unaudited) – basic and diluted(1)			$(2.20)		$(1.76)

Weighted average number of shares used in pro forma per share calculations – basic and diluted(1)			8,043		11,089

(1)	Please see Note 2 to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net loss per common share and the pro forma basic and diluted net loss per common share.

	As of September 30, 2007
	Actual	Pro Forma As Adjusted(1)
	(In thousands)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$22,564	$90,814
Working capital (current assets less current liabilities)	16,354	84,604
Total assets	24,658	92,908
Long-term debt, net of current portion and discounts	5,130	5,130
Convertible preferred stock	103	—
Deficit accumulated during development stage	(54,687)	(57,778	)(2)
Total stockholders’ equity	13,002	81,252	(2)

(1)	On a pro forma as adjusted basis to give effect to the conversion of all of the outstanding shares of our preferred stock into 10,488,178 shares of our common stock upon the completion of this offering, our sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the mid-point of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds from those shares. A $1.00 increase (decrease) in the assumed public offering price of $15.00 per share would increase (decrease) each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $4.65 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $15.00 per share, would increase each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $19.53 million. Similarly, a decrease of 1.0 million shares in the number of shares offered by us, together with a $1.00 decrease in the assumed offering price of $15.00 per share, would decrease each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $17.67 million. The pro forma information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

(2)	On a pro forma as adjusted basis to give effect to the issuance of 206,044 shares of our common stock to Mayo Foundation for Medical Education and Research pursuant to a license agreement upon the completion of this offering. In connection with the issuance of these shares, we will record a one-time stock-based compensation expense of $3.1 million, which amount has been computed using the mid-point of the range listed on the cover page of this prospectus.

Risk Factors

Risks Related to Our Business and Industry

We have incurred losses since inception and we anticipate that we will continue to incur increasing losses for the foreseeable future.

The second sentence of this risk factor as contained in the preliminary prospectus dated October 26, 2007 has been updated to read as follows: “As of September 30, 2007, we had a deficit accumulated during the development stage of $54.7 million.”

You will experience immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.

The first sentence of this risk factor as contained in the preliminary prospectus dated October 26, 2007 has been updated to read as follows: “If you purchase shares of our common stock in this offering, you will experience immediate dilution of $10.02 per share, based on the midpoint of the range on the cover page of this prospectus because the price you pay will be substantially greater than the adjusted pro forma net tangible book value per share of the common stock that you acquire.”

Capitalization

The following table describes our capitalization as of September 30, 2007 on an actual basis and on a pro forma as adjusted basis to reflect:

•	the conversion of all of the outstanding shares of our preferred stock into 10,488,178 shares of common stock upon completion of this offering;

•	the conversion of all outstanding preferred stock warrants to common stock warrants;

•	the issuance upon the completion of this offering of 206,044 shares of our common stock to Mayo Foundation for Medical Education and Research pursuant to a license;

•	the filing of amendments to our certificate of incorporation effective upon completion of this offering; and

•

our sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the mid-point of the range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses.

You should read this capitalization table together with the financial statements and related notes appearing elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	As of September 30, 2007
	Actual	Pro Forma as Adjusted(1)
	(In thousands, except share and per share data)
Current liabilities	$6,526	$6,526
Notes payable, less current portion and discounts	5,130	5,130

Total liabilities	11,656	11,656

Stockholders’ equity:
Series C convertible preferred stock, $0.01 par value: 6,043,957 shares authorized, actual; 5,709,630 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma as adjusted	57	—
Series B convertible preferred stock, $0.01 par value: 4,515,285 shares authorized, actual; 4,285,946 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma as adjusted	43	—
Series A convertible preferred stock, $0.01 par value: 318,270 shares authorized, actual; 318,266 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma as adjusted	3	—
Preferred stock, $0.01 par value: no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized and no shares issued and outstanding, pro forma as adjusted	—	—
Common stock, $0.01 par value: 14,505,945 shares authorized, actual; 614,891 shares issued and outstanding, actual; 50,000,000 shares authorized and 16,309,113 shares issued and outstanding, pro forma as adjusted	6	163
Additional paid-in capital	67,628	138,915
Deferred compensation	(48)	(48)
Deficit accumulated during development stage	(54,687)	(57,778	)(2)

Total stockholders’ equity	13,002	81,252

Total liabilities and stockholders’ equity	$24,658	$92,908

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) additional paid-in capital, total stockholders’ equity and total liabilities and stockholders’ equity by $4.65 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $15.00 per share, would increase total stockholders’ equity and total liabilities and stockholders’ equity by approximately $19.53 million. Similarly, a decrease of 1.0 million shares in the number of shares offered by us, together with a $1.00 decrease in the assumed offering price of $15.00 per share, would decrease total stockholders’ equity and total liabilities and stockholders’ equity by approximately $17.67 million. The pro forma information discussed above is illustrative only and will adjust based on the actual public offering price and terms of this offering determined at pricing.

(2)	On a pro forma as adjusted basis to give effect to the issuance of 206,044 shares of our common stock to Mayo Foundation for Medical Education and Research pursuant to a license agreement upon the completion of this offering. In connection with the issuance of these shares, we will record a one-time stock-based compensation expense of $3.1 million, which amount has been computed using the mid-point of the range listed on the cover page of this prospectus.

The preceding table excludes:

•	2,078,771 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2007, at a weighted average exercise price of $3.67 per share;

•	666,244 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2007, on an as-converted basis and at a weighted average exercise price of $4.71 per share; and

•	1,670,617 shares of common stock expected to be available for future issuance under our stock incentive plans upon completion of this offering.

We expect to complete a 1-for-9.1 reverse split of our common stock and preferred stock before the closing of this offering. All share amounts have been adjusted retroactively to give effect to this stock split.

Dilution

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Our historical net tangible book value as of September 30, 2007 was $13.0 million, or $21.15 per share of common stock. Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. The pro forma net tangible book value of our common stock as of September 30, 2007 was approximately $13.0 million, or approximately $1.15 per share based on the number of shares outstanding as of September 30, 2007 after giving effect to the conversion of all outstanding preferred stock into common stock and the issuance of 206,044 shares of common stock to the Mayo Foundation for Medical Education and Research upon closing of this offering.

After giving effect to our sale of 5,000,000 shares of common stock at an assumed initial public offering price of $15.00 per share, the mid-point of the range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2007 would have been $81.3 million, or $4.98 per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $3.83 per share and an immediate dilution to new investors of $10.02 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$15.00
Historical net tangible book value per share as of September 30, 2007	$21.15
Pro forma decrease in net tangible book value per share attributable to conversion of convertible preferred stock and issuance of shares to the Mayo Foundation	(20.00)

Pro forma net tangible book value per share before this offering	1.15

Pro forma increase in net tangible book value per share attributable to investors participating in this offering	$3.83

Pro forma as adjusted net tangible book value per share after this offering		4.98

Pro forma dilution per share to investors participating in this offering		$10.02

A $1.00 increase (decrease) in the assumed public offering price of $15.00 per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $4.65 million, or approximately $0.29 per share, and the pro forma dilution per share to investors in this offering by approximately $0.71 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $15.00 per share, would result in a pro forma as adjusted net tangible book value of approximately $100.8 million, or $5.82 per share, and the pro forma dilution per share to investors in this offering would be $10.18 per share. Similarly, a decrease of 1.0 million shares in the number of shares offered by us, together with a $1.00 decrease in the assumed public offering price of $15.00 per share, would result in an pro forma as adjusted net tangible book value of approximately $63.6 million, or $4.15 per share, and the pro forma dilution per share to investors in this offering would be $9.85 per share. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option to purchase additional shares in this offering, our pro forma as adjusted net tangible book value at September 30, 2007 would be $91.7 million, or $5.38 per share, representing an immediate increase in pro forma as adjusted net tangible book value to our existing stockholders of $4.23 per share and an immediate dilution to investors participating in this offering of $9.62 per share.

The following table summarizes as of September 30, 2007, on a pro forma as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by investors participating in this offering, based upon an assumed initial public offering price of $15.00 per share, the mid-point of the range on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	11,309,113	69.3%	$65,217,063	46.5%	$5.77
Investors participating in this offering	5,000,000	30.7	75,000,000	53.5	15.00

Total	16,309,113	100%	$140,217,063	100%	$8.60

The above discussion and tables also assume no exercise of any outstanding stock options or warrants except as set forth above. There were:

•	2,078,771 shares of common stock issuable upon the exercise of outstanding options as of September 30, 2007 with a weighted average exercise price of $3.67 per share;

•	666,244 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2007 with a weighted average exercise price of $4.71 per share; and

•	1,670,617 shares of common stock reserved for future issuance under our stock incentive plans upon completion of this offering.

Assuming the exercise in full of the outstanding options and warrants, pro forma net tangible book value before this offering at September 30, 2007 would be $1.69 per share, representing no dilution to our existing stockholders and, after giving effect to the sale of shares in this offering, there would be immediate dilution of $10.17 per share to new investors in this offering.

The following table summarizes, on a pro forma basis as of September 30, 2007, after giving effect to the exercise of all stock options and warrants outstanding as of September 30, 2007, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted average price per share paid by existing stockholders and by investors participating in this offering at an assumed initial public offering price of $15.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	14,054,128	73.8%	$75,984,162	50.3%	$5.41
Investors participating in this offering	5,000,000	26.2	75,000,000	49.7	15.00

Total	19,054,128	100%	$150,984,162	100%	$7.92

The number of shares of common stock outstanding in the table above is based on the pro forma number of shares outstanding as of September 30, 2007 and assumes no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 71.0% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be increased to 5,750,000 shares or 29.0% of the total number of shares of common stock to be outstanding after this offering.

Effective upon the closing of this offering, an aggregate of 1,670,617 shares of our common stock will be reserved for future issuance under our benefit plans. To the extent that any of these options or warrants are exercised, new options are issued under our benefit plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

Selected Financial Data

The following selected financial data should be read together with our consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected financial data in this section is not intended to replace our consolidated financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.

Except for the pro forma net loss per share and pro forma weighted average number of shares data, we derived the statements of operations data for the years ended December 31, 2004, 2005 and 2006, and the balance sheet data as of December 31, 2005 and 2006 from our audited consolidated financial statements appearing elsewhere in this prospectus. Except for the pro forma net loss per share and pro forma weighted average number of shares data, the statement of operations data for the nine months ended September 30, 2006 and 2007 and for the period from December 19, 2002 (inception) through September 30, 2007 and the balance sheet data as of September 30, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The statements of operations data for the year ended December 31, 2003 and for the period from December 19, 2002 (inception) through December 31, 2002 and the balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our unaudited consolidated financial statements not included in this prospectus.

	Period from December 19, 2002 (inception) to December 31, 2002	Years Ended December 31,				Nine Months Ended September 30,		Period from December 19, 2002 (inception) to September 30, 2007
		2003	2004	2005	2006	2006	2007
Statements of Operations Data:	(In thousands, except per share data)
Operating expenses:
Research and development	$603	$1,750	$1,755	$8,833	$14,361	$9,933	$13,894	$41,196
Selling, general and administrative	—	135	1,491	2,319	3,761	2,615	5,463	13,169

Total operating expenses	603	1,885	3,246	11,152	18,122	12,548	19,357	54,365

Other income (expense):
Interest income	—	—	35	110	1,136	659	1,089	2,370
Interest expense	—	(16)	(238)	(181)	(710)	(559)	(1,185)	(2,330)
Change in value of the convertible preferred stock warrant liability	—	—	—	—	7	—	(362)	(355)
Other, net	—	—	—	8	(1)	(18)	(14)	(7)

Net loss	$(603)	$(1,901)	$(3,449)	$(11,215)	$(17,690)	$(12,466)	$(19,829)	$(54,687)

Net loss per share—basic and diluted(1)	$(2.75)	$(11.96)	$(24.36)	$(28.82)	$(34.19)	$(24.74)	$(33.01)

Weighted average number of shares used in per share calculations—basic and diluted(1)	220	159	142	389	517	504	601

Pro forma net loss per common share (unaudited)—basic and diluted(1)					$(2.20)		$(1.76)

Weighted average number of shares used in pro forma per share calculations—basic and diluted(1)					8,043		11,089

(1)	Please see Note 2 to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net loss per common share and the pro forma basic and diluted net loss per common share.

	As of December 31,					As of September 30, 2007
	2002	2003	2004	2005	2006
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$—	$664	$5,332	$10,719	$34,732	$22,564
Working capital (current assets less current liabilities)	20	448	5,025	8,640	29,921	16,354
Total assets	20	717	5,699	11,561	36,064	24,658
Long-term debt, net of current portion and discounts	—	1,155	—	7,344	1,727	5,130
Convertible preferred stock	1	2	26	46	103	103
Deficit accumulated during development stage	(603)	(2,504)	(5,952)	(17,168)	(34,858)	(54,687)
Total stockholders’ equity (deficit)	20	(670)	5,327	1,975	28,574	13,002

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes and the other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We are a development stage medical device company focused on the design and development of devices that use neuroblocking technology to treat obesity and other gastrointestinal disorders. Our proprietary neuroblocking technology, which we refer to as VBLOC therapy, is designed to intermittently block the vagus nerve using high frequency, low energy, electrical impulses. We have a limited operating history and we currently have no products approved for sale. Our initial product under development is the Maestro System, which uses VBLOC therapy to limit the expansion of the stomach, reduce the frequency and intensity of stomach contractions and produce a feeling of early and prolonged fullness. We were formerly known as Beta Medical, Inc. and were incorporated in Minnesota on December 19, 2002. We later changed our state of incorporation to Delaware on July 22, 2004. Since inception, we have devoted substantially all of our resources to the development and commercialization of our Maestro System.

Based on our understanding of vagal nerve function and nerve blocking from our preclinical studies and the results of our initial clinical trials, we believe the Maestro System may offer obese patients a minimally invasive treatment alternative that has the potential to result in significant and sustained weight loss. We believe that our Maestro System will allow bariatric surgeons to help obese patients who are concerned about the risks and complications associated with gastric banding and gastric bypass surgery. We are continuing to evaluate the Maestro System in human clinical trials conducted internationally. We began to enroll and implant subjects in our first U.S. pivotal trial, the EMPOWER trial, in the third quarter of 2007. As we receive approval from the other institutional review boards, we will continue to enroll patients at our other anticipated clinical trial sites. We expect to complete enrollment in the first half of 2008. We plan to use data from our EMPOWER trial to support our premarket approval, or PMA, application for the Maestro System, which we expect to submit in the middle of 2009. We anticipate commercialization in the United States beginning in 2010 if and when the FDA grants us PMA. We have implanted the Maestro System in 76 subjects as of September 30, 2007.

If and when we obtain FDA approval of our Maestro System we intend to market our products in the United States through a direct sales force supported by field technical and marketing managers who provide training, technical and other support services to our customers. Outside the United States we intend to use direct, dealer and distributor sales models as the targeted geography best dictates. To date, we have relied on third-party manufacturers and suppliers for the production of our Maestro System. We currently anticipate that we will continue to rely on third-party manufacturers and suppliers for the production of the Maestro System following commercialization.

To date, we have generated no revenue from the sale of products, and we have incurred net losses in each year since our inception. As of September 30, 2007, we had a deficit accumulated during the development stage of $54.7 million. We expect our losses to continue and to increase as we continue our development activities and expand our commercialization activities. We have financed our operations primarily through private placement of our equity securities and issuance of debt.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.

Stock-Based Compensation

Through December 31, 2005, we have accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees, and related interpretations, including the Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25. For periods prior to December 31, 2005, we have complied with the disclosure-only provisions required by Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment to SFAS No. 123.

Under APB No. 25, we were not required to recognize stock-based compensation expense for employee stock options granted from inception through 2005 as the exercise prices, for financial reporting purposes, were determined to be at or above the deemed fair value of the underlying common stock on the date of grant. The fair value of our common stock was assessed and approved by our board of directors, the members of which have extensive experience in the life sciences industry and all but one of whom are non-employee directors. In determining the appropriateness of the fair value of our common stock, the board of directors considered several factors, such as our life cycle, results of research and development, recent financings and financial projections.

While our consolidated financial statements through December 31, 2005 account for stock option grants pursuant to APB No. 25, in accordance with SFAS No. 123, we disclose in the notes to our consolidated financial statements the pro forma impact on our net loss had we accounted for stock option grants using the minimum value method of accounting. We account for stock-based compensation arrangements with non-employees in accordance with SFAS No. 123, as amended by SFAS No. 148, and Emerging Issues Task Force, or EITF, No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. For stock options granted to non-employees, the fair value of the stock options is estimated using the Black-Scholes valuation model. This model utilizes the estimated fair value of common stock and requires that, at the date of grant and each subsequent reporting period until the services are completed or a significant disincentive for nonperformance occurs, we make assumptions with respect to the expected term of the option, the volatility of the fair value of our common stock, risk free interest rates and expected dividend yields of our common stock. Different estimates of volatility and expected life of the option could materially change the value of an option and the resulting expense.

Adoption of SFAS No. 123R

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment, or SFAS No. 123R, which requires compensation costs related to share-based transactions, including employee stock options, to be recognized in the financial statements based on fair value. SFAS No. 123R revises SFAS No. 123, as amended, and supersedes APB No. 25. We adopted SFAS No. 123R using the prospective transition method. Under this method, compensation cost is recognized for all share-based payments granted or modified subsequent to December 31, 2005. Prior to January 1, 2006, we used the minimum value method to determine values for our pro forma stock-based compensation disclosures. We have not utilized the minimum value method subsequent to our adoption of SFAS No. 123R on January 1, 2006, and the fair value of our options will be higher as a result. Our net loss for the nine months ended September 30, 2007 and for the year ended December 31, 2006, was higher than if we had continued to account for employee stock-based compensation under APB No. 25 by $633,064 and $47,479, respectively.

We selected the Black-Scholes pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model will be affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our estimated common stock fair value, expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, forfeitures and expected dividends.

The fair value of our common stock was assessed and approved by our board of directors. In determining the appropriateness of the fair value of our common stock, the board of directors considered several factors, including valuations performed by Gemini Valuation Services, LLC, or Gemini, an unrelated valuation specialist, our life cycle, results of research and development, recent financings and financial projections. The expected term represents the weighted-average period that our stock options are expected to be outstanding. The expected term is currently based on the “simplified” method described in the SEC Staff Accounting Bulletin, Topic 14: Share-Based Payment. As we have been operating as a private company since inception, we are unable to use actual price volatility data. Therefore, we estimate the volatility of our common stock based on volatility of similar publicly-held entities. We base the risk-free interest rate that we use in the option pricing model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. We had a choice of two attribution methods for allocating compensation costs under SFAS No. 123R: the “straight-line method,” which allocates expense on a straight-line basis over the requisite service period of the last separately vesting portion of an award, or the “graded vesting attribution method,” which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. We chose the former method and amortized the fair value of each option on a straight-line basis over the requisite service period.

Calculating stock-based compensation expense requires the input of highly subjective assumptions, which represent our best estimates and involve inherent uncertainties and the application of management’s judgment. These estimates are consistent with the plans and estimates that we use to manage the business. There is inherent uncertainty in making these estimates. We received valuations from Gemini to support the valuation of the common stock as of April 20, 2006, July 6, 2006, January 31, 2007, February 28, 2007, April 30, 2007, May 21, 2007, June 7, 2007, July 31, 2007 and August 31, 2007. These valuations were contemporaneous with those dates with the exception of the April 20, 2006 valuation which was retrospective. We did not obtain contemporaneous documentation on the April 20, 2006 date because, at the time of issuances of stock options during this period, our efforts were focused on research and product development. Estimates of stock-based compensation expenses are significant to our consolidated financial statements, but these expenses are non-cash expenses.

The guidance in SFAS No. 123R and Staff Accounting Bulletin No. 107 is relatively new, and best practices are not well established. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among option valuation models, and this may result in a lack of comparability with other companies that use different models, methods and assumptions. If factors change and we employ different assumptions in the application of SFAS No. 123R in future periods, or if we decide to use a different valuation model, the compensation expense that we record in the future under SFAS No. 123R may differ significantly from what we have recorded in the current period and could materially affect our operating loss, net loss and net loss per common share.

The intrinsic value of the options outstanding as of September 30, 2007, was $24.2 million, of which $9.8 million related to vested options and $14.4 million related to unvested options. The intrinsic value was computed using the mid-point of the range listed on the cover page of this prospectus.

Net Operating Losses and Tax Credit Carryforwards

At December 31, 2006, we had federal net operating loss carryforwards of approximately $17.9 million each. These net operating loss carryforwards will expire in varying amounts from 2022 through 2026, if not utilized. Under the provisions of Section 382 of the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards and certain tax credits that can be utilized annually in the future to offset taxable income. A valuation allowance has been established to reserve the potential benefits of these carryforwards and tax credits in our consolidated financial statements to reflect the uncertainty of future taxable income required to utilize available tax loss carryforwards and other deferred tax assets. If a change in our ownership is deemed to have occurred or occurs in the future, our ability to use our net operating loss carryforwards and tax credits in any fiscal year may be significantly limited.

Financial Overview

Revenue

To date, we have not commercialized any products and we have not generated any revenue. We do not expect to generate revenue until 2010 and only if we receive FDA approval of our Maestro System. Any revenue from initial sales of a new product is difficult to predict and in any event will only modestly reduce our continued and increasing losses resulting from our research and development and other activities.

Research and Development Expenses

Our research and development expenses primarily consist of engineering, product development and clinical and regulatory expenses, incurred in the development of our Maestro System. Research and development expenses also include employee compensation, including stock-based compensation, consulting services, outside services, materials, supplies, depreciation and travel. We expense research and development costs as they are incurred. From inception through September 30, 2007, we have incurred a total of $41.2 million in research and development expenses.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of compensation for executive, finance, market development and administrative personnel, including stock-based compensation. Other significant expenses include costs associated with attending medical conferences, professional fees for legal, including legal services associated with our efforts to obtain and maintain broad protection for the intellectual property related to our products, and accounting services, cash management fees, consulting fees and travel expenses. From inception through September 30, 2007, we have incurred $13.2 million in selling, general and administrative expenses.

Results of Operations

Comparison of the Nine-Month Periods Ended September 30, 2006 and 2007

Research and Development Expenses.    Research and development expenses were $13.9 million for the nine months ended September 30, 2007, compared to $9.9 for the nine months ended September 30, 2006. The increase of $4.0 million, or 39.9%, is primarily due to a $1.3 million increase in compensation expenses associated with increased headcount and a $1.6 million increase in professional services primarily associated with additional resources needed to complete development of the Maestro RC System. Supplies and other information technology expenses increased $1.1 million due to EMPOWER clinical start-up expenses. Included in research and development expenses during the first nine months of 2007 was $632,000 of stock-based compensation due to the adoption of SFAS No. 123R and non-employee stock compensation charges compared to $89,000 in the first nine months of 2006. The increase of $543,000 is the result of adopting the prospective method prescribed in SFAS No. 123R and an increase in the estimated fair value of our common stock from January 1, 2006 through September 30, 2007. We expect our research and development expenses to increase as we initiate the EMPOWER clinical trial and continue development of the Maestro RC System. We also expect a significant increase to occur in the quarter in which this offering is completed as a result of the issuance of 206,044 shares of common stock to the Mayo Foundation for Medical Education and Research, resulting in a one-time stock-based compensation expense of $3.1 million, which amount has been computed using the mid-point of the range listed on the cover page of this prospectus.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses were $5.5 million for the nine months ended September 30, 2007, compared to $2.6 million for the nine months ended September 30, 2006. The increase of $2.9 million or 108.9% is primarily due to a $1.5 million increase in stock-based compensation as a result of adopting the prospective method prescribed in SFAS No. 123R, an increase in the number of options granted, and an increase in the fair value of our common stock from January 1, 2006 through September 30, 2007. Additional components of the increase include a $397,000 increase in compensation expense associated with increased headcount and a $511,000 increase in professional services. The increase in professional services is related to patent filing fees and general patent support, audit fees associated with our initial public offering, public relations and reimbursement activities and employee recruiting fees. We expect our selling, general and administrative expenses to increase substantially due to increased headcount necessary to support our continued growth in operations, the costs associated with operating as a publicly-traded company and the cost associated with the expected commercial launch of our Maestro System.

Interest Income.    Interest income was $1.1 million for the nine months ended September 30, 2007, compared to $659,000 for the nine months ended September 30, 2006. The increase of $430,000 was primarily due to higher cash, cash equivalents and short-term investment balances as a result of the closing of our $46.2 million Series C preferred stock financing, debt funding and higher interest rates. We expect our interest income to increase as a result of the proceeds of this offering.

Interest Expense.    Interest expense was $1.2 million for the nine months ended September 30, 2007, compared to $559,000 for the nine months ended September 30, 2006. The increase of $626,000 was primarily due to the new loan agreements entered into during 2007 and the associated debt commitment fees.

Change in Value of the Convertible Preferred Stock Warrant Liability.    Change in value of the convertible preferred stock warrant liability was $362,000 for the nine months ended September 30, 2007, compared to none for the nine months ended September 30, 2006. The preferred stock warrant liability was recorded on December 11, 2006 when we sold an additional 123,569 shares of Series C preferred stock. Upon closing of the sale, we had insufficient authorized and unissued shares of Series C preferred stock available to share settle outstanding warrants to purchase Series C preferred stock, resulting in the warrants being reclassified as a liability at the estimated fair value of $735,000 on December 11, 2006. The warrants were subsequently re-measured as of December 31, 2006. On May 14, 2007 we filed an amended certificate of incorporation to increase the number of authorized shares of Series C preferred stock to 6,043,957. As a result of the amendment, we had sufficient authorized and unissued shares of Series C preferred stock available to share settle the warrants. The fair market value of the warrants on May 14, 2007 was determined to be $1.1 million. The $362,000 change in fair value from December 31, 2006 to the amendment date was recorded as expense and the convertible preferred stock liability was reclassified to additional paid-in capital.

Comparison of the Years Ended December 31, 2005 and 2006

Research and Development Expenses.    Research and development expenses were $14.4 million for the year ended December 31, 2006, compared to $8.8 million for the year ended December 31, 2005. The increase of $5.6 million, or 62.6%, was primarily due to a $1.5 million increase in compensation related expenses associated with increased headcount and a $3.9 million increase in professional services expenses associated with the continued development of our Maestro RF System and the beginning of our international clinical trials. Included in research and development expenses during 2006 was $121,000 of stock-based compensation due to the adoption of SFAS No. 123R and non-employee stock compensation charges compared to $0 in 2005.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses were $3.8 million for the year ended December 31, 2006, compared to $2.3 million for the year ended December 31, 2005. The increase of $1.5 million, or 62.1%, was primarily due to a $405,000 increase in compensation related expenses associated with increased headcount, a $511,000 increase in professional services and a $161,000 increase in facility expenses as a result of increased rent costs. Included in selling, general and administrative expenses during 2006 was $43,000 of stock-based compensation due to the adoption of SFAS No. 123R and non-employee stock compensation charges compared to $25,000 in 2005.

Interest Income.    Interest income was $1.1 million for the year ended December 31, 2006, compared to $110,000 for the year ended December 31, 2005. The increase of $1.0 million was primarily due to higher cash, cash equivalents and short-term investment balances during 2006 as a result of the closing of our $46.2 million Series C preferred stock financing and higher interest rates.

Interest Expense.    Interest expense was $710,000 for the year ended December 31, 2006, compared to $181,000 for the year ended December 31, 2005. The increase of $529,000 was primarily due to 2006 having a full year of interest on loan agreements entered into during the last half of 2005 and additional loan agreements entered into in the first half of 2006.

Comparison of the Years Ended December 31, 2004 and 2005

Research and Development Expenses.    Research and development expenses were $8.8 million for the year ended December 31, 2005, compared to $1.8 million for the year ended December 31, 2004. The increase of $7.0 million was primarily the result of product development activities associated with our Maestro RF System and increased activity in preparation of launching our international clinical trials. Specifically, compensation related expenses increased $1.3 million as a result of increased headcount, consulting related expenses increased $1.7 million and travel expenses increased $215,000. There was also an increase of $3.4 million in product development costs.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses were $2.3 million for the year ended December 31, 2005, compared to $1.5 million for the year ended December 31, 2004. The increase of $828,000, or 55.5%, was primarily due to a $265,000 increase in compensation related expenses associated with increased headcount, a $233,000 increase in office supply related purchases, a $180,000 increase in professional services due mainly to audit and legal fees and a $71,000 increase in market development expenses.

Liquidity and Capital Resources

We have incurred losses since our inception in December 2002 and, as of September 30, 2007 we had a deficit accumulated during the development stage of $54.7 million. We have financed our operations to date principally through sale of capital stock, debt financing and interest earned on investments. Through September 30, 2007, we have received net proceeds of $63.2 million from the sale of common stock and preferred stock and $13.3 million in debt financing from a lender that provides $746,000 to finance equipment purchases and $12.5 million to finance working capital. As of September 30, 2007, we had $22.6 million in cash, cash equivalents and short-term investments. Our cash and investment balances are held in a variety of interest bearing instruments, including obligations of U.S. government agencies, corporate bonds, commercial paper, variable rate demand notes and money market funds. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation.

The remaining unpaid balance of the $13.3 million in debt financing is collateralized by a first security priority lien on all of our assets, excluding intellectual property. We have entered into account control agreements in order to perfect the lender’s first security interest in our cash and investment accounts. In the event we have less than four remaining months of liquidity, we are required to grant a temporary lien on our intellectual property. The number of remaining months of liquidity is calculated by dividing cash and cash equivalents as of the end of any particular month by the sum of our total operating expenses for each of the immediately preceding four months. There are no additional covenants that we are required to maintain under the terms of our debt financing agreements.

Net Cash Used in Operating Activities

Net cash used in operating activities was $16.2 million, $10.3 million and $3.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. Net cash used in operating activities was $17.2 million and $11.8 million for the nine months ended September 30, 2007 and 2006, respectively. Net cash used in operating activities primarily reflects the net loss for those periods, which was partially offset by depreciation and amortization, stock-based compensation and changes in operating assets and liabilities.

Net Cash Provided by or Used in Investing Activities

Net cash used in investing activities was $17.7 million, $450,000 and $242,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Net cash used in investing activities for the year ended December 31, 2006 was primarily related to the purchase of short-term investments and, to a lesser extent, purchase of property and equipment offset somewhat by the proceeds from the maturity of short-term investments. Net cash used in investing activities for the years ended December 31, 2005 and 2004 was related to the purchase of property and equipment. Net cash provided by investing activities was $10.0 million for the nine months ended September 30, 2007 compared to net cash used in investing activities of $20.5 million for the nine months ended September 30, 2006. Net cash provided by investing activities for the nine months ended September 30, 2007 was primarily related to the proceeds from the maturity of short-term investments partially offset by the purchase of short-term investments and, to a lesser extent, the purchase of property and equipment.

Net Cash Provided by or Used in Financing Activities

Net cash provided by financing activities was $40.7 million, $16.1 million and $8.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. Net cash provided by financing activities was $5.6 million and $40.3 million for the nine months ended September 30, 2007 and 2006, respectively. Net cash provided by financing activities was primarily attributable to the issuance of Series B preferred stock in the years ended December 31, 2005 and 2004, the issuance of Series C preferred stock in the year ended December 31, 2006 and proceeds from debt financing in the years ended December 31, 2006 and 2005. Net cash provided by financing activities for the nine months ended September 30, 2006 was primarily related to proceeds from the issuance of Series C preferred stock, debt financing and from the exercise of common stock options, partially offset by repayments made on outstanding loan amounts. Net cash provided by financing activities for the nine months ended September 30, 2007 was primarily attributable to proceeds from debt financing and the exercise of common stock options, partially offset by repayments made on outstanding loan amounts.

We entered into two separate growth capital loans on March 31, 2006 with a combined face amount of $2.5 million payable in 23 equal principal and interest installments beginning October 1, 2006 through August 2008 with a final payment of $238,875 on September 1, 2008 at an annual percentage rate of 9.49%, an effective rate of 14.07%. Interest only payments for the first six months of the loan are at an annual percentage rate of 10.999%. On May 17, 2007 we entered into a $15.0 million debt facility with the same lender of the other notes payable. The initial commitment under the debt facility is for $10.0 million and allows for two $5.0 million draw periods, the first of which was required upon closing. The debt facility agreement entered into on May 17, 2007 was amended on August 28, 2007 to provide for two draw periods on the second $5.0 million that is available to us under the terms of the original agreement. As amended, $2.5 million was available to us through August 31, 2007 and the remaining $2.5 million was available to us through October 31, 2007. We completed the initial $5.0 million draw by entering into two separate growth capital loans on May 22, 2007 with a combined face amount of $5.0 million payable in 29 equal principal and interest installments beginning December 1, 2007 through April 1, 2010 with a final payment of $343,050 on May 1, 2010 at an annual percentage rate of 10.25%. Interest only payments for the first six months of the loan are at an annual percentage rate of 12.48%. On August 31, 2007, we completed the $2.5 million draw that was available to us through that date by entering into two separate growth capital loans with a combined face amount of $2.5 million. The amount is payable in 29 equal principal and interest installments beginning March 1, 2008 through July 1, 2010 with a final payment of $171,525 on August 1, 2010 at an annual percentage rate of 10.25%. Interest only payments for the first six months of the loan are at an annual percentage rate of 12.48%. On October 31, 2007, we completed the $2.5 million draw that was available to us through that date by entering into two separate growth capital loans with a combined face amount of $2.5 million. The amount is payable in 29 equal principal and interest installments beginning March 1, 2008 through July 1, 2010 with a final payment of $171,525 on August 1, 2010 at an annual percentage rate of 10.25%. Interest only payments for the first four months of the loan are at an annual percentage rate of 12.48%. The final $5.0 million commitment available to us under the terms of the debt facility is subject to us closing a next round of financing and would be available to be drawn on by us through 2008. We are not required to pay any additional equity consideration for this portion of the facility unless it is utilized.

Operating Capital and Capital Expenditure Requirements

To date, we have not commercialized any products and we have not earned any operating revenues. We anticipate that we will continue to incur substantial net losses for the next several years as we develop our products, prepare for the potential commercial launch of our Maestro System, develop the corporate infrastructure required to sell our products and operate as a publicly-traded company as well as pursue additional applications for our technology platform.

We do not expect to generate significant product revenue until 2010. We do not anticipate generating any product revenue in the United States unless and until we successfully obtain FDA approval for our Maestro System. We believe the net proceeds from this offering, together with our cash, cash equivalents and short-term investment balances and interest income we earn on these balances will be sufficient to meet our anticipated cash requirements through at least the next 36 months. If our available cash, cash equivalents and investment balances and net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or enter into a credit facility. The sale of additional equity and debt securities may result in dilution to our stockholders. If we raise additional funds through the issuance of debt securities, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay, or eliminate some or all of, our planned research, development and commercialization activities, which could materially harm our business.

Our forecast of the period of time through which our financial resources will be adequate to support our operations, the costs to complete development of products and the cost to commercialize our products are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the “Risk Factors” section of this prospectus. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Because of the numerous risks and uncertainties associated with the development of medical devices, such as our Maestro System, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of the products and successfully deliver a commercial product to the market. Our future capital requirements will depend on many factors, including but not limited to the following:

•	the scope, rate of progress, results and cost of our clinical trials and other research and development activities;

•	the cost and timing of regulatory approvals;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the cost of establishing clinical and commercial supplies of our Maestro System and any products that we may develop;

•	the rate of market acceptance of our Maestro System and VBLOC therapy and any other product candidates;

•	the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

•	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights;

•	the effect of competing products and market developments;

•	the cost of explanting clinical devices;

•	the terms and timing of any collaborative, licensing or other arrangements that we may establish;

•	any revenue generated by sales of our future products; and

•	the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2007 and the effect those obligations are expected to have on our financial condition and liquidity position in future periods:

	Payments Due By Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease	$139,152	$139,152	$0	$0	$0
Long-term debt	11,634,639	5,382,451	6,252,188	0	0
Other long-term liabilities	500,000	250,000	250,000	0	0

Total contractual cash obligations	$12,273,791	$5,771,603	$6,502,188	$0	$0

Our operating lease commitments relate to our corporate headquarters in St. Paul, Minnesota. Other long-term liabilities consist of obligations required under the terms of our license agreement with the Mayo Foundation for Medical Education and Research, or Mayo Foundation.

Under terms of our license agreement, the Mayo Foundation receives an annual $250,000 retainer fee which commenced in 2005 and continues through January 2009. The Company may also be obligated to pay the Mayo Foundation, contingent upon the occurrence of certain future events, earned royalty payments, including a minimum annual royalty as defined by the agreement, for the commercial sale of products developed and patented by the Mayo Foundation, jointly patented by the Company and the Mayo Foundation, or a product where the Mayo Foundation provided know-how as defined by the agreement. If no products are patented, the minimum royalty is not due. While we have licensed-in four obesity-related patent applications from Mayo Clinic, none of these patents cover medical technology relating to our VBLOC technology.

We are also obligated to issue up to 206,044 shares of common stock to the Mayo Foundation as consideration if future Mayo Foundation patents are issued or if the FDA approves a product patented by the Mayo Foundation or jointly patented by the Mayo Foundation and us. Upon the completion of this offering, the 206,044 shares of common stock become immediately issuable to the Mayo Foundation and we will record a one-time stock-based compensation expense of $3.1 million, which amount has been computed using the mid-point of the range listed on the cover page of this prospectus.

Off-balance-sheet Arrangements

Since our inception, we have not engaged in any off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K of the SEC.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is confined to our cash, cash equivalents and short-term investments which have maturities of less than one year. The goals of our investment policy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. To achieve our goals, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality. The securities in our investment portfolio are not leveraged, are classified as either available for sale or held-to-maturity and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any material negative impact on the value of our investment portfolio.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of FIN 48 had no impact on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided we have not yet issued financial statements, including for interim periods, for that fiscal year. We are currently evaluating the impact of SFAS 157.

In September 2006, the United Stated Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB 108), Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108, registrants are required to consider both a “rollover” method which focuses primarily on the income statement impact of misstatements and the “iron curtain” method which focuses primarily on the balance sheet impact of misstatements. The adoption of SAB 108 had no impact on our consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159), The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The amendment to SFAS 115 applies to all entities with investments in available-for-sale or trading securities. The statement is effective for fiscal years beginning after November 15, 2007. We have not yet determined the effect SFAS 159 will have on our consolidated financial statements.

The accompanying consolidated financial statements give effect to a 1 to 9.1 reverse split of the common stock and preferred stock of EnteroMedics Inc. which will take place immediately prior to the effective date of the registration statement. The following report is in the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon completion of the 1 to 9.1 reverse split of the common stock and preferred stock of EnteroMedics Inc. described in the third paragraph of Note 18 to the consolidated financial statements and assuming that from May 21, 2007 to the date of such completion no other material events have occurred that would affect the accompanying consolidated financial statements or disclosures therein.

/s/    DELOITTE & TOUCHE LLP

Minneapolis, MN

November 6, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

EnteroMedics Inc.

St. Paul, Minnesota

We have audited the accompanying consolidated balance sheets of EnteroMedics Inc. and subsidiary (a development stage company) (the “Company”), as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of EnteroMedics Inc. at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006 the Company adopted the provisions of Financial Accounting Standards Board Statement No. 123(R), “Share-Based Payment.”

May 21, 2007 (October 3, 2007, as to the third paragraph of Note 18)

EnteroMedics Inc.

(A development stage company)

Consolidated Balance Sheets

				Pro Forma at September 30, 2007 (Note 2)
	December 31,
	2006	2005	September 30, 2007
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 2)	$17,536,472	$10,718,501	$15,884,602
Short-term investments available for sale	5,755,000	—	5,195,000
Short-term investments held to maturity	11,440,540	—	1,484,442
Interest receivable	109,401	—	57,525
Other receivables	46,120	21,601	13,499
Prepaid expenses and other current assets	67,646	141,636	244,905

Total current assets	34,955,179	10,881,738	22,879,973
Property and equipment, net	1,102,327	642,548	1,470,473
Other assets	6,395	36,564	307,784

Total assets	$36,063,901	$11,560,850	$24,658,230

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of notes payable	$2,651,336	$998,055	$4,401,577
Accounts payable	678,762	316,850	238,410
Accrued expenses	1,704,231	914,473	1,885,994
Accrued interest payable	—	12,658	—

Total current liabilities	5,034,329	2,242,036	6,525,981
Convertible notes payable	—	5,250,003	—
Notes payable, less current portion (net discounts of $90,075, $33,586 and $471,061 at December 31, 2006 and 2005 and September 30, 2007 (unaudited), respectively)	1,726,959	2,094,259	5,129,747
Convertible preferred stock warrant liability	728,841	—	—

Total liabilities	7,490,129	9,586,298	11,655,728

Stockholders’ equity:
Series C convertible preferred stock, $0.01 par value 6,043,957 shares authorized; 5,709,630 shares issued and outstanding at December 31, 2006 and September 30, 2007 (unaudited) (liquidation value of $46,206,014); no shares issued and outstanding pro forma (unaudited)	57,096	—	57,096	$—
Series B convertible preferred stock, $0.01 par value 4,515,285 shares authorized; 4,285,946 shares issued and outstanding at December 31, 2006 and 2005 and September 30, 2007 (unaudited) (liquidation value of $16,899,652); no shares issued and outstanding pro forma (unaudited)	42,859	42,859	42,859	—
Series A convertible preferred stock, $0.01 par value 318,270 shares authorized; 318,266 shares issued and outstanding at December 31, 2006 and 2005 and September 30, 2007 (unaudited) (liquidation value of $2,087,616); no shares issued and outstanding pro forma (unaudited)	3,183	3,183	3,183	—
Common stock, $0.01 par value 14,505,945 shares authorized; 579,759, 480,101 and 614,891 shares issued and outstanding at December 31, 2006 and 2005 and September 30, 2007 (unaudited), respectively; 11,309,113 shares issued and outstanding pro forma (unaudited)	5,798	4,801	6,149	113,091
Additional paid-in capital	63,389,371	19,178,815	67,628,026	70,714,882
Deferred compensation	(66,479)	(87,527)	(47,542)	(47,542)
Deficit accumulated during development stage	(34,858,056)	(17,167,579)	(54,687,269)	(57,777,929)

Total stockholders’ equity	$28,573,772	$1,974,552	$13,002,502	$13,002,502

Total liabilities and stockholders’ equity	$36,063,901	$11,560,850	$24,658,230

See accompanying notes to consolidated financial statements.

EnteroMedics Inc.

(A development stage company)

Consolidated Statements Of Operations

						Period From December 19, 2002 (Inception) to September 30, 2007
	Years Ended December 31,			Nine Months Ended September 30,
	2006	2005	2004	2007	2006
				(Unaudited)		(Unaudited)
Operating expenses:
Research and development	$14,361,226	$8,832,722	$1,754,537	$13,894,118	$9,933,440	$41,195,731
Selling, general and administrative	3,760,590	2,319,561	1,491,254	5,462,648	2,614,715	13,168,909

Total operating expenses	18,121,816	11,152,283	3,245,791	19,356,766	12,548,155	54,364,640
Other income (expense):
Interest income	1,135,855	109,884	34,857	1,089,448	658,996	2,370,044
Interest expense	(710,108)	(181,151)	(237,818)	(1,185,799)	(559,252)	(2,330,528)
Change in value of the convertible preferred stock warrant liability	6,597	—	—	(361,504)	—	(354,907)
Other, net	(1,005)	8,359	—	(14,592)	(17,341)	(7,238)

Net loss	$(17,690,477)	$(11,215,191)	$(3,448,752)	(19,829,213)	(12,465,752)	(54,687,269)

Net loss per share—basic and diluted	$(34.19)	$(28.82)	$(24.36)	$(33.01)	$(24.74)

Shares used to compute basic and diluted net loss per share	517,462	389,101	141,564	600,639	503,946

Pro forma basic and diluted net loss per share (unaudited)	$(2.20)			$(1.76)

Shares used to compute pro forma basic and diluted net loss per share (unaudited)	8,042,585			11,088,817

See accompanying notes to consolidated financial statements.

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EnteroMedics Inc.

(A development stage company)

Consolidated Statements of Stockholders’ Equity (Deficit)

Period from December 19, 2002 (Inception) to September 30, 2007

	Series C Convertible Preferred Stock		Series B Convertible Preferred Stock		Series A Convertible Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Common stock issued at inception of Alpha Medical, Inc. on December 19, 2002 at $0.09 per share for cash	—	$—	—	$—	—	$—
Common stock issued at inception of Beta Medical, Inc. on December 19, 2002 at $0.09 per share for cash	—	—	—	—	—	—
Alpha Medical, Inc. Series A convertible preferred stock issued on December 31, 2002 at $9.10 per share for cash	—	—	—	—	33,150	332
Beta Medical, Inc. Series A convertible preferred stock issued on December 31, 2002 at $9.10 per share for cash	—	—	—	—	33,150	332
Net loss for the period ended December 31, 2002	—	—	—	—	—	—
Alpha Medical, Inc. Series A convertible preferred stock issued on October 1, 2003 at $9.10 per share for cash	—	—	—	—	38,461	384
Beta Medical, Inc. Series A convertible preferred stock issued on October 1, 2003 at $9.10 per share for cash	—	—	—	—	93,406	934
Cancellation of Alpha Medical, Inc. Series A convertible preferred stock and common stock upon merger with Beta Medical, Inc. effective October 1, 2003 (Note 1)	—	—	—	—	(71,613)	(716)
Issuance of Series A convertible preferred stock upon merger of Alpha Medical, Inc. and Beta Medical, Inc. effective October 1, 2003 (Note 1)	—	—	—	—	65,934	659
Common stock issued in October 2003 at $0.09 per share for cash	—	—	—	—	—	—
Warrants issued for the purchase of 23,516 shares of Series B convertible preferred stock for cash at $0.00455 per share in connection with the November 13, 2003 convertible bridge notes	—	—	—	—	—	—
Net loss for the year ended December 31, 2003	—	—	—	—	—	—

Balance, December 31, 2003 (unaudited)	—	$—	—	$—	192,488	$1,925

See accompanying notes to consolidated financial statements.

		Additional Paid-In Capital	Deferred Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
Common Stock
Shares	Amount
109,890	$1,099	$8,901	$—	$—	$10,000
109,890	1,099	8,901	—	—	10,000
—	—	301,342	—	—	301,674
—	—	301,342	—	—	301,674
—	—	—	—	(603,348)	(603,348)
—	—	349,616	—	—	350,000
—	—	849,066	—	—	850,000
(109,890)	(1,099)	(659,859)	—	—	(661,674)
—	—	661,015	—	—	661,674
115,376	1,154	9,346	—	—	10,500
—	—	107	—	—	107
—	—	—	—	(1,900,288)	(1,900,288)

225,266	$2,253	$1,829,777	$—	$(2,503,636)	$(669,681)

EnteroMedics Inc.

(A development stage company)

Consolidated Statements of Stockholders’ Equity

(Deficit) (Continued)

Period from December 19, 2002 (Inception) to September 30, 2007

	Series C Convertible Preferred Stock		Series B Convertible Preferred Stock		Series A Convertible Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2003	—	$—	—	$—	192,488	$1,925
Warrants issued for the purchase of 6,484 shares of Series B convertible preferred stock for cash at $0.00455 per share in connection with the April 23, 2004 convertible bridge notes	—	—	—	—	—	—
Exercise of 125,778 Series A convertible preferred stock warrants on April 23, 2004 for cash at $1.4919359 per share	—	—	—	—	125,778	1,258
Warrants issued for the purchase of 4,396 shares of Series B convertible preferred stock for cash at $0.00455 per share in connection with the June 30, 2004 convertible bridge notes	—	—	—	—	—	—
Fair value of warrants related to convertible bridge notes	—	—	—	—	—	—
Series B convertible preferred stock issued upon conversion of $1,564,843 of convertible bridge notes and $34,809 of accrued interest payable on July 30, 2004 at $3.9430 per share	—	—	405,690	4,057	—	—
Series B convertible preferred stock issued on July 30, 2004 for cash at $3.9430 per share, net of financing costs of $94,776	—	—	1,914,767	19,148	—	—
Warrants issued for the purchase of 45,333 shares of Series B convertible preferred stock on December 1, 2004 valued at $1.0747 per warrant for debt commitment	—	—	—	—	—	—
Issuance of 22,912 common stock options to nonemployees in 2004 valued at $0.1574 per option	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—
Net loss	—	—	—	—	—	—

Balance, December 31, 2004	—	$—	2,320,457	$23,205	318,266	$3,183

See accompanying notes to consolidated financial statements.

Common Stock		Additional Paid-In Capital	Deferred Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
Shares	Amount
225,266	$2,253	$1,829,777	$—	$(2,503,636)	$(669,681)
—	—	30	—	—	30
—	—	186,394	—	—	187,652
—	—	20	—	—	20
—	—	153,722	—	—	153,722
—	—	1,595,595	—	—	1,599,652
—	—	7,436,077	—	—	7,455,225
—	—	48,720	—	—	48,720
—	—	3,610	(3,610)	—	—
—	—	—	830	—	830
—	—	—	—	(3,448,752)	(3,448,752)

225,266	$2,253	$11,253,945	$(2,780)	$(5,952,388)	$5,327,418

EnteroMedics Inc.

(A development stage company)

Consolidated Statements of Stockholders’ Equity

(Deficit) (Continued)

Period from December 19, 2002 (Inception) to September 30, 2007

	Series C Convertible Preferred Stock		Series B Convertible Preferred Stock		Series A Convertible Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2004	—	$—	2,320,457	$23,205	318,266	$3,183
Series B convertible preferred stock issued on June 17, 2005 for cash at $3.9430 per share, net of financing costs of $5,218	—	—	760,834	7,608	—	—
Warrants issued for the purchase of 69,744 shares of Series B convertible preferred stock in September 2005 valued at $1.0702 per warrant for debt commitment and funding	—	—	—	—	—	—
Warrants issued for the purchase of 170,336 shares of common stock on December 12, 2005 for cash at $0.09 per warrant	—	—	—	—	—	—
Series B convertible preferred stock issued on December 12, 2005 at $3.9430 per share, net of financing costs of $11,085	—	—	1,204,655	12,046	—	—
Common stock issued to non-employees in 2005 valued at $0.46 per share	—	—	—	—	—	—
Issuance of 46,543 common stock options to non-employees in 2005 valued at $0.1565 per option	—	—	—	—	—	—
Exercise of 29,561 common stock options in 2005 for cash at $0.46 per share	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—
Net loss	—	—	—	—	—	—

Balance, December 31, 2005	—	$—	4,285,946	$42,859	318,266	$3,183

See accompanying notes to consolidated financial statements.

Common Stock		Additional Paid-In Capital	Deferred Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
Shares	Amount
225,266	$2,253	$11,253,945	$(2,780)	$(5,952,388)	$5,327,418
—	—	2,987,174	—	—	2,994,782
—	—	74,636	—	—	74,636
—	—	15,500	—	—	15,500
—	—	4,726,870	—	—	4,738,916

225,274	2,252	100,248	(102,500)	—	—
—	—	7,288	(7,288)	—	—
29,561	296	13,154	—	—	13,450
—	—	—	25,041	—	25,041
—	—	—	—	(11,215,191)	(11,215,191)

480,101	$4,801	$19,178,815	$(87,527)	$(17,167,579)	$1,974,552

EnteroMedics Inc.

(A development stage company)

Consolidated Statements of Stockholders’ Equity

(Deficit) (Continued)

Period from December 19, 2002 (Inception) to September 30, 2007

	Series C Convertible Preferred Stock		Series B Convertible Preferred Stock		Series A Convertible Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2005	—	$—	4,285,946	$42,859	318,266	$3,183
Warrants issued for the purchase of 34,872 shares of Series B convertible preferred stock in March 2006 valued at $2.9257 per warrant for debt funding	—	—	—	—	—	—
Series C convertible preferred stock issued upon conversion of $5,250,003 of convertible bridge notes and $131,013 of accrued interest payable on July 6, 2006 at $8.0926 per share	664,919	6,649	—	—	—	—
Series C convertible preferred stock issued on July 6, 2006 for cash at $8.0926 per share, net of financing costs of $2,222,342	4,921,142	49,211	—	—	—	—
Warrants issued for the purchase of 147,635 shares of Series C convertible preferred stock on July 6, 2006 valued at $4.9813 per warrant for equity financing	—	—	—	—	—	—
Series C convertible preferred stock issued on December 11, 2006 for cash at $8.0926 per share	123,569	1,236	—	—	—	—
Series C convertible preferred stock warrants reclassified to convertible preferred stock warrant liability on December 11, 2006	—	—	—	—	—	—
Common stock issued to nonemployees in 2006 valued at $0.46 per share	—	—	—	—	—	—
Common stock issued to nonemployees in 2006 valued at $1.91 per share	—	—	—	—	—	—
Employee stock-based compensation expense	—	—	—	—	—	—
Non-employee stock-based compensation expense	—	—	—	—	—	—
Exercise of 87,022 common stock options in 2006 for cash at $0.46 per share	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—
Net loss	—	—	—	—	—	—

Balance, December 31, 2006	5,709,630	57,096	4,285,946	42,859	318,266	3,183
Employee stock-based compensation expense (Unaudited)	—	—	—	—	—	—
Non-employee stock-based compensation expense (Unaudited)	—	—	—	—	—	—
Warrants issued for the purchase of 33,982 shares of Series C convertible preferred stock in May 2007 valued at $8.2783 per warrant for debt funding (Unaudited)	—	—	—	—	—	—
Warrants issued for the purchase of 67,963 shares of Series C convertible preferred stock in May 2007 valued at $8.0926 per warrant for debt facility commitment (Unaudited)	—	—	—	—	—	—
Warrants issued for the purchase of 16,991 shares of Series C convertible preferred stock in August 2007 valued at $11.6377 per warrant for debt facility funding (Unaudited)	—	—	—	—	—	—
Series C convertible preferred stock warrants reclassified from convertible preferred stock warrant liability (Unaudited)	—	—	—	—	—	—
Exercise of 35,132 common stock options in 2007 for cash at $0.60 per share (Unaudited)	—	—	—	—	—	—
Amortization of deferred compensation (Unaudited)	—	—	—	—	—	—
Net loss (Unaudited)	—	—	—	—	—	—

Balance, September 30, 2007 (Unaudited)	5,709,630	$57,096	4,285,946	$42,859	318,266	$3,183

See accompanying notes to consolidated financial statements.

Common Stock		Additional Paid-In Capital	Deferred Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
Shares	Amount
480,101	$4,801	$19,178,815	$(87,527)	$(17,167,579)	$1,974,552
—	—	102,022	—	—	102,022
—	—	5,374,367	—	—	5,381,016
—	—	37,553,450	—	—	37,602,661
—	—	735,438	—	—	735,438
—	—	998,764	—	—	1,000,000
—	—	(735,438)	—	—	(735,438)
9,889	100	4,400	(4,500)	—	—
2,747	27	5,223	(5,250)	—	—
—	—	47,479	—	—	47,479
—	—	86,125	—	—	86,125
87,022	870	38,726	—	—	39,596
—	—	—	30,798	—	30,798
—	—	—	—	(17,690,477)	(17,690,477)

579,759	5,798	63,389,371	(66,479)	(34,858,056)	28,573,772
—	—	633,064	—	—	633,064
—	—	1,465,146	—	—	1,465,146
—	—	281,321	—	—	281,321
—	—	550,212	—	—	550,212
—	—	197,731	—	—	197,731
—	—	1,090,345	—	—	1,090,345
35,132	351	20,836	—	—	21,187
—	—	—	18,937	—	18,937
—	—	—	—	(19,829,213)	(19,829,213)

614,891	$6,149	$67,628,026	$(47,542)	$(54,687,269)	$13,002,502

EnteroMedics Inc.

(A development stage company)

Consolidated Statements of Cash Flows

	Years Ended December 31,			Nine Months Ended September 30,		Period from December 19, 2002 (Inception) to September 30, 2007
	2006	2005	2004	2007	2006
				(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(17,690,477)	$(11,215,191)	$(3,448,752)	$(19,829,213)	$(12,465,752)	$(54,687,269)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	175,194	58,407	5,085	283,316	114,465	523,171
Loss on sale of equipment	—	—	2,361	—	—	2,361
Employee stock-based compensation	47,479	—	—	633,064	23,320	680,543
Nonemployee stock-based compensation	116,923	25,041	830	1,484,083	90,710	1,626,877
Amortization of commitment fees, debt issuance costs and original issue discount	77,097	84,824	208,716	623,268	63,164	1,003,851
Amortization of short-term investment discount	(156,442)	—	—	(112,046)	(69,354)	(268,488)
Change in carrying value of warrant liability	(6,597)	—	—	361,504	—	354,907
Change in operating assets and liabilities:
Interest receivable	(109,401)	—	—	51,876	(135,911)	(57,525)
Other receivables	(24,519)	(9,570)	(11,999)	32,621	13,235	(13,499)
Prepaid expenses and other current assets	73,990	(88,625)	(36,051)	(177,259)	(16,831)	(244,905)
Other assets	(1,395)	(5,000)	—	(276,379)	(1,395)	(282,774)
Accounts payable	361,912	159,311	134,714	(440,352)	41,739	238,410
Accrued expenses	789,758	700,055	10,769	181,763	363,410	1,885,994
Accrued interest payable	118,355	12,658	29,103	—	118,355	165,822

Net cash used in operating activities	(16,228,123)	(10,278,090)	(3,105,224)	(17,183,754)	(11,860,845)	(49,072,524)

Cash flows from investing activities:
Purchases of short-term investments available for sale	(5,755,000)	—	—	—	(5,770,000)	(5,755,000)
Maturities of short-term investments available for sale	—	—	—	560,000	—	560,000
Purchases of short-term investments held to maturity	(14,284,098)	—	—	(4,331,856)	(14,284,098)	(18,615,954)
Maturities of short-term investments held to maturity	3,000,000	—	—	14,400,000	—	17,400,000
Purchases of property and equipment	(634,973)	(449,811)	(241,664)	(651,462)	(417,597)	(1,996,005)

Net cash (used in) provided by investing activities	(17,674,071)	(449,811)	(241,664)	9,976,682	(20,471,695)	(8,406,959)

Cash flows from financing activities:
Proceeds from stock options exercised	39,596	13,450	—	21,187	36,408	74,233
Proceeds from warrants issued	—	15,500	50	—	—	15,657
Proceeds from warrants exercised	—	—	187,652	—	—	187,652
Proceeds from sale of common stock	—	—	—	—	—	30,500
Proceeds from sale of Series A convertible preferred stock	—	—	—	—	—	1,803,348

See accompanying notes to consolidated financial statements.

EnteroMedics Inc.

(A development stage company)

Consolidated Statements of Cash Flows (Continued)

	Years Ended December 31,			Nine Months Ended September 30,		Period from December 19, 2002 (Inception) to September 30, 2007
	2006	2005	2004	2007	2006
				(Unaudited)		(Unaudited)
Proceeds from sale of Series B convertible preferred stock	—	7,750,001	7,550,001	—	—	15,300,002
Series B convertible preferred stock financing costs	—	(16,303)	(94,776)	—	—	(111,079)
Proceeds from sale of Series C convertible preferred stock	40,825,003	—	—	—	39,825,002	40,825,003
Series C convertible preferred stock financing costs	(1,486,904)	—	—	—	(1,477,773)	(1,486,904)
Proceeds from convertible notes payable	—	5,250,003	494,950	—	—	6,814,846
Proceeds from notes payable	2,620,221	3,125,900	—	7,500,000	2,620,221	13,331,121
Repayments on notes payable	(1,277,751)	—	(85,000)	(1,965,985)	(654,690)	(3,328,736)
Debt issuance costs	—	(23,748)	(37,971)	—	—	(91,558)

Net cash provided by financing activities	40,720,165	16,114,803	8,014,906	5,555,202	40,349,168	73,364,085

Net increase (decrease) in cash and cash equivalents	6,817,971	5,386,902	4,668,018	(1,651,870)	8,016,628	15,884,602
Cash and cash equivalents:
Beginning of year	10,718,501	5,331,599	663,581	17,536,472	10,718,501	—

End of year	$17,536,472	$10,718,501	$5,331,599	$15,884,602	$18,735,129	$15,884,602

Supplemental disclosure:
Interest paid	$514,655	$83,669	$—	$562,531	$377,734	$1,160,855
Noncash investing and financing activities:
Cancellation of Alpha Medical, Inc. Series A convertible preferred stock and common stock	$—	$—	$—	$—	$—	$(661,674)
Issuance of Beta Medical, Inc. Series A convertible preferred stock in exchange for Alpha Medical, Inc. Series A convertible preferred stock and common stock	—	—	—	—	—	661,674
Value of warrants issued with debt	102,022	37,318	153,722	479,052	102,022	772,114
Value of warrants issued for debt commitment	—	37,318	48,720	550,212	—	636,250
Value of warrants issued with Series C financing	735,438	—	—	—	735,438	735,438
Conversion of notes payable to Series B convertible preferred shares	—	—	1,564,843	—	—	1,564,843
Conversion of interest payable to Series B convertible preferred shares	—	—	34,809	—	—	34,809
Conversion of notes payable to Series C convertible preferred shares	5,250,003	—	—	—	5,250,003	5,250,003
Conversion of interest payable to Series C convertible preferred shares	131,013	—	—	—	131,013	131,013
Value of options issued for deferred compensation	—	7,288	3,610	—	—	10,898
Common stock issued for deferred compensation	9,750	102,500	—	—	4,500	112,250

See accompanying notes to consolidated financial statements.

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements

(1)	Formation and Business of the Company

EnteroMedics Inc. (EnteroMedics or the Company) is developing implantable systems to treat obesity and other gastrointestinal disorders. The Company was incorporated in the state of Minnesota on December 19, 2002, originally as two separate legal entities, Alpha Medical, Inc. (Alpha) and Beta Medical, Inc. (Beta), both of which were owned 100% by a common stockholder. Effective October 1, 2003, the two entities were combined and changed its name to EnteroMedics Inc. The Company changed its state of incorporation to Delaware on July 22, 2004. The Company is in the development stage and since inception has devoted substantially all of its resources to recruiting personnel, developing its product technology, obtaining patents to protect its intellectual property and raising capital, and has not derived revenues from its primary business activity. Accordingly, the Company is in the development stage, as defined by Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises. The Company is headquartered in St. Paul, Minnesota.

Pursuant to Statement of Financial Accounting Standards No. 141, Business Combinations, the term business combinations excludes transfer of net assets or exchange of equity interest between entities under common control. The merger of Alpha into Beta was a merger between entities under common control and, therefore, related assets and liabilities were recorded at their carrying amount at the date of merger and prior period statements of operations, stockholders’ equity and cash flows are shown as previously reported. At the time of the merger, each share of common stock and Series A convertible preferred stock of Alpha was converted into Series A convertible preferred stock of Beta, the surviving entity, at a rate of 0.363267812 per share. Alpha had 109,890 shares of common stock and 71,613 shares of Series A convertible preferred stock outstanding, which were converted into 65,934 shares of Beta Series A convertible preferred stock.

EnteroMedics Europe Sárl (EnteroMedics Europe), a wholly-owned subsidiary of the Company, was formed in January 2006. EnteroMedics Europe is a Switzerland entity established as a means to conduct clinical trials in Switzerland. Upon establishment there were 20 shares of EnteroMedics Europe issued and outstanding with a par value of 1,000 Swiss Francs. EnteroMedics purchased 100% of the shares and then issued one share to a fiduciary agent. The one share is the property of EnteroMedics and is held by the fiduciary in a fiduciary capacity under terms of the Fiduciary Agreement. Pursuant to Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, the functional currency of EnteroMedics Europe has been determined to be the U.S. Dollar.

Since inception, EnteroMedics has incurred losses through September 30, 2007 totaling approximately $54.7 million and has not generated positive cash flows from operations. The Company expects such losses to continue into the foreseeable future as it continues to develop and commercialize its technologies. The Company may need to obtain additional financing and there can be no assurance that the Company will be successful in obtaining additional financing on favorable terms, or at all. If adequate funds are not available, the Company may have to delay development or commercialization of products or license to third parties the rights to commercialize products or technologies that the Company would otherwise seek to commercialize.

(2) Summary of Significant Accounting Policies

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of September 30, 2007, the consolidated statements of operations and cash flows for nine months ended September 30, 2007 and 2006 and for the period from December 19, 2002 (inception) to September 30, 2007 and the consolidated statements of stockholders’ equity (deficit) for the nine months ended September 30, 2007 are unaudited. The unaudited interim financial statements have been

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the nine months ended September 30, 2007 and 2006 and for the period from inception to September 30, 2007. The financial data and other information disclosed in these notes to the consolidated financial statements related to the nine-month periods are unaudited. The results of the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any other future year.

Unaudited Pro Forma Presentation

The unaudited pro forma consolidated balance sheet data presented as of September 30, 2007 reflects the conversion of all outstanding shares of convertible preferred stock as of that date into 10,488,178 shares of common stock, which will occur upon closing of the proposed initial public offering, as if the conversion had occurred on September 30, 2007. It also includes 206,044 shares issued to the Mayo Foundation discussed at Note 16. Upon issuance of these shares related to an initial public offering, the Company will record a one-time stock-based compensation expense at the then current fair value with an off-setting increase to common stock and additional paid-in capital. For purposes of pro forma presentation, the Company assumed a one-time stock-based compensation expense of $3,090,660, which amount was computed using the mid-point of the anticipated initial public offering price.

The unaudited pro forma information assumes a public offering price greater than the quotient obtained by dividing $180 million by the number of shares of total fully-diluted common stock as of the time of closing of the public offering (without taking into account the securities offered or sold in the public offering) and aggregate gross proceeds to the Company of at least $30 million and reflects the automatic conversion of all the outstanding shares of Series A convertible preferred stock, par value of $0.01 per share, Series B convertible preferred stock, par value of $0.01 per share, and Series C convertible preferred stock, par value of $0.01 per share, as defined in the certificate of incorporation and amended by the Company’s board of directors and stockholders on October 3, 2007, discussed at Note 18. Upon closing of the proposed initial public offering, the Company’s authorized capital stock will consist of 50,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Basis of Presentation

The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. The Company’s fiscal year ends on December 31.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany transactions and accounts have been eliminated in consolidation.

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments. Cash and cash equivalents are deposited in demand and money market accounts at two financial institutions. At times, such deposits may be in excess of insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

Most of the products developed by the Company will require clearance from the U.S. Food and Drug Administration (FDA) or corresponding foreign regulatory agencies prior to commercial sales. There can be no assurance the Company’s products will receive the necessary clearances. If the Company is denied clearance or clearance is delayed, it will have a material adverse impact on the Company.

The medical device industry is characterized by frequent and extensive litigation and administrative proceedings over patent and other intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often difficult to predict, and the outcome may be uncertain until the court has entered final judgment and all appeals are exhausted. The Company’s competitors may assert that its products or the use of the Company’s products are covered by U.S. or foreign patents held by them.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, prepaid expenses and other current assets, accounts payable and accrued liabilities approximate fair value due to their short maturities. The fair values of investments in debt and equity securities are disclosed in Note 3. The fair value of the Company’s long-term debt is $4,612,710 as of December 31, 2006 based on borrowing rates available to the Company.

Cash and Cash Equivalents

The Company considers highly liquid investments with maturities of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates market value. The Company’s cash equivalents are primarily in money market funds and commercial paper. The Company deposits its cash and cash equivalents in high-quality credit institutions. Under terms of the Company’s notes payable agreements (see Note 6), in the event of default, the lender has the right to enforce account control agreements and restrict the Company’s access to their cash and investment accounts.

Short-Term Investments

The Company considers all investments with maturities greater than three months and less than one year at the time of purchase as short-term investments and classifies them as either available for sale or held to maturity.

Available-for-sale securities are carried at fair value based on quoted market prices, with the unrealized gains and losses included in other comprehensive income within stockholders’ equity (deficit) in the consolidated balance sheets. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest and other income. Interest and dividends on securities classified as available for sale are included in interest income. The cost of securities sold is based on the specific identification method.

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

Short-term investments in debt securities which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income, using the interest method, over the period to maturity. Unrealized losses on held-to-maturity securities reflecting a decline in value determined to be other than temporary are charged to income.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful life or the term of the lease. Upon retirement or sale, the cost and related accumulated depreciation are removed from the consolidated balance sheets and the resulting gain or loss is reflected in the consolidated statements of operations. Repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value or estimates of future discounted cash flows. The Company has not identified any such impairment losses to date.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance for deferred income tax assets is recorded when it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The Company has provided a full valuation allowance against the gross deferred tax assets as of December 31, 2006 and 2005 (see Note 12). The Company’s policy is to classify interest and penalties related to income taxes as income tax expense in the Consolidated Statements of Operations.

Research and Development Expenses

Research and development expenses are charged to expense as incurred. Research and development expenses include, but are not limited to, product development, clinical and regulatory expenses, payroll and other personnel expenses, materials, supplies, and consulting costs.

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

Patent Costs

Costs associated with the submission of a patent application are expensed as incurred given the uncertainty of the patents resulting in probable future economic benefits to the Company. Patent-related legal expenses included in general and administrative costs were $274,665, $214,300 and $129,272 for the years ended December 31, 2006, 2005 and 2004, respectively, and $943,235 for the period from December 19, 2002 (inception) to September 30, 2007 (unaudited). Patent-related legal expenses included in general and administrative costs for the nine months ended September 30, 2007 and 2006 were $312,011 (unaudited) and $183,111 (unaudited), respectively.

Derivative Instruments

The Company accounts for the Series C preferred stock warrants as derivatives under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, and related Emerging Issues Task Force (EITF) interpretations and Securities and Exchange Commission (SEC) rules, which require that the warrants be classified as a liability and measured at fair value with changes in fair value recognized currently in earnings, when there are not enough authorized shares to be issued upon exercise of the warrants. The Company has recorded changes in fair value as interest expense in the consolidated statements of operations.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and related interpretations, and followed the minimum value disclosure provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation. Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price. Employee stock-based compensation determined under APB 25 is recognized over the option vesting period.

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

Effective January 1, 2006, the Company adopted the fair value provisions of Statement of Financial Accounting Standards No. 123R (SFAS 123R), Share-Based Payment, which supersedes its previous accounting under APB 25. SFAS 123R requires the recognition of compensation expense, using a fair-value-based method, for costs related to all share-based payments including stock options. SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company adopted SFAS 123R using the prospective transition method, which requires that for nonpublic entities that used the minimum value method for either pro forma or financial statement recognition purposes, SFAS 123R shall be applied to option grants or modifications to existing options after the required effective date. For options granted prior to the new SFAS 123R effective date and for which the requisite service period has not been performed as of January 1, 2006, the Company will continue to apply the intrinsic value provisions of APB 25 on the remaining unvested awards. All option grants valued after January 1, 2006 will be expensed on a straight-line basis over the vesting period.

The Company accounts for stock-based compensation arrangements with nonemployees in accordance with the Emerging Issues Task Force Abstract No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. The Company records the expense of such services based on the estimated fair value of the equity instrument using the Black-Scholes pricing model. The value of the equity instrument is charged to earnings over the term of the service agreement.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. The Company’s potential dilutive shares, which include outstanding common stock options, unvested common shares subject to repurchase, convertible preferred stock and warrants, have not been included in the computation of diluted net loss per share for all periods as the result would be to reduce a net loss per share.

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

The pro forma basic and diluted net loss per share calculations for the year ended December 31, 2006 and the nine months ended September 30, 2007 assume the conversion of all outstanding shares of convertible preferred stock into shares of common stock, using the as-if converted method, as of January 1, 2006, or the date of issuance, if later are as follows:

	Year ended December 31,			Nine Months Ended September 30,
	2006	2005	2004	2007	2006
				(Unaudited)
Numerator:
Net loss	$(17,690,477)	$(11,215,191)	$(3,448,752)	$(19,829,213)	$(12,465,752)

Denominator for historical and basic and diluted net loss per share:
Weighted-average common shares outstanding	543,442	443,927	225,266	603,954	533,550
Weighted-average unvested common shares subject to repurchase	(25,980)	(54,826)	(83,702)	(3,315)	(29,604)

Denominator for net loss per common share—basic and diluted	517,462	389,101	141,564	600,639	503,946

Net loss per share—basic and diluted	$(34.19)	$(28.82)	$(24.36)	$(33.01)	$(24.74)

Net loss	$(17,690,477)			$(19,829,213)
Pro forma adjustment to reverse the mark-to-market adjustments to the convertible preferred stock warrants	(6,597)			361,504

Net loss used to compute pro forma net loss per share	$(17,697,074)			$(19,467,709)

Shares used above	517,462			600,639
Pro forma adjustment to reflect assumed weighted-average effect of conversion of convertible preferred stock to common stock shares used to compute pro forma basic and diluted net loss per share	7,525,123			10,488,178

Denominator for pro forma basic and diluted net loss per share	8,042,585			11,088,817

Pro forma net loss per share—basic and diluted	$(2.20)			$(1.76)

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the potential shares of common stock that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive as of the end of each period presented:

	December 31,			September 30,
	2006	2005	2004	2007	2006
				(Unaudited)
Convertible preferred stock	10,313,842	4,604,212	2,638,723	10,313,842	10,190,273
Stock options outstanding	1,261,869	772,424	340,952	2,078,771	1,218,427
Warrants to purchase convertible preferred stock	376,972	194,465	124,721	495,908	376,972
Warrants to purchase common stock	170,336	170,336	—	170,336	170,336

Recently Issued Accounting Standards

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the Company’s 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of FIN 48 had no impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS 157.

In September 2006, the United Stated Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB 108), Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108, registrants are required to consider both a “rollover” method which focuses primarily on the income statement impact of misstatements and the “iron curtain” method which focuses primarily on the balance sheet impact of misstatements. SAB 108 was effective for 2006 and had no impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159), The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The amendment to SFAS 115 applies to all entities with investments in available-for-sale or trading securities. The statement is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the effect SFAS 159 will have on its consolidated financial statements.

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

(3)	Short-term Investments

The amortized cost and fair value of short-term investments available for sale, with gross unrealized gains and losses, were as follows:

As of September 30, 2007 (unaudited)

		Gross Unrealized
	Cost	Gains	Losses	Fair value
State and municipal tax-exempt bonds	$1,000,000	$—	$—	$1,000,000
Corporate debt	4,195,000	—	—	4,195,000

Total investment securities available for sale	$5,195,000	$—	$—	$5,195,000

As of December 31, 2006

		Gross Unrealized
	Cost	Gains	Losses	Fair value
State and municipal tax-exempt bonds	$1,000,000	$—	$—	$1,000,000
Corporate debt	4,755,000	—	—	4,755,000

Total investment securities available for sale	$5,755,000	$—	$—	$5,755,000

Short-term investments available for sale at September 30, 2007 (unaudited) and December 31, 2006 consist solely of variable rate demand notes with a seven-day put option and interest rates that reset on a weekly basis. There were no short-term investments available for sale as of December 31, 2005.

The amortized cost and fair value of short-term investments held to maturity, with gross unrealized gains and losses, were as follows:

As of September 30, 2007 (unaudited)

		Gross Unrealized
	Cost	Gains	Losses	Fair value
Commercial paper	$1,484,442	$259	$325	$1,484,376

Total investment securities held to maturity	$1,484,442	$259	$325	$1,484,376

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

As of December 31, 2006

		Gross unrealized
	Cost	Gains	Losses	Fair value
Corporate debt	$6,998,355	$1,572	$(606)	$6,999,321
U.S. Treasury and agencies	2,945,510	2,289	—	2,947,799
Commercial paper	1,496,675	—	—	1,496,675

Total investment securities held to maturity	$11,440,540	$3,861	$(606)	$11,443,795

There were no short-term investments held to maturity as of December 31, 2005.

(4)	Property and Equipment

Property and equipment consist of the following as of:

	September 30, 2007	December 31,
		2006	2005
	(Unaudited)
Furniture and equipment	$1,273,353	$943,159	$359,900
Computer hardware and software	418,338	255,609	170,265
Leasehold improvements	299,894	142,821	176,451

	1,991,585	1,341,589	706,616
Less accumulated depreciation and amortization	(521,112)	(239,262)	(64,068)

Property and equipment, net	$1,470,473	$1,102,327	$642,548

Depreciation expense included in general and administrative costs was $175,194, $58,407 and $5,085 for the years ended December 31, 2006, 2005 and 2004, respectively, and $523,171 for the period from December 19, 2002 (inception) to September 30, 2007 (unaudited). Depreciation expense included in general and administrative costs for the nine months ended September 30, 2007 and 2006 was $283,316 (unaudited) and $114,465 (unaudited), respectively.

(5)	Accrued Expenses

Accrued expenses consist of the following as of:

	September 30, 2007	December 31,
		2006	2005
	(Unaudited)
Professional service related expenses	$844,557	$694,953	$414,824
Payroll related expenses	723,865	601,733	345,200
Other expenses	317,572	407,545	154,449

Accrued expenses	$1,885,994	$1,704,231	$914,473

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

(6)	Notes payable

Notes payable consists of the following as of:

	September 30, 2007	December 31,
		2006	2005
	(Unaudited)
Equipment loan dated June 7, 2005	$70,843	$128,170	$199,450
Equipment loan dated June 7, 2005	15,436	29,607	46,710
Growth capital loan dated September 30, 2005 (net discounts of $7,464 (unaudited), $18,659 and $33,586 at September 30, 2007 and December 31, 2006 and 2005, respectively)	749,455	1,637,427	2,466,414
Equipment loan dated December 30, 2005	186,169	278,763	337,023
Equipment loan dated December 30, 2005	23,043	35,219	42,717
Growth capital loan dated March 31, 2006 (net discounts of $8,162 (unaudited) and $14,283 at September 30, 2007 and December 31, 2006, respectively)	265,556	431,136	—
Growth capital loan dated March 31, 2006 (net discounts of $32,647 (unaudited) and $57,133 at September 30, 2007 and December 31, 2006, respectively)	1,062,223	1,724,543	—
Equipment loan dated April 28, 2006	68,182	94,867	—
Equipment loan dated April 28, 2006	13,205	18,563	—
Growth capital loan dated May 22, 2007 (net discounts of $116,512 (unaudited) at September 30, 2007)	2,383,488	—	—
Growth capital loan dated May 22, 2007 (net discounts of $116,512 (unaudited) at September 30, 2007)	2,383,488	—	—
Growth capital loan dated August 31, 2007 (net discounts of $94,882 (unaudited) at September 30, 2007)	1,155,118	—	—
Growth capital loan dated August 31, 2007 (net discounts of $94,882 (unaudited) at September 30, 2007)	1,155,118	—	—

Total debt	9,531,324	4,378,295	3,092,314
Less current portion	4,401,577	(2,651,336)	(998,055)

Total long-term debt	$5,129,747	$1,726,959	$2,094,259

The Company entered into a loan agreement on December 1, 2004 that provided for equipment loans and growth capital loans up to an aggregate original principal amount of $250,000 and $3,000,000, respectively, through June 30, 2005. In conjunction with this loan agreement, the Company issued detachable warrants to acquire 45,333 shares of Series B convertible preferred stock (Series B) at $3.9430 per share. The warrants have a seven and a half year life. The fair value of the warrants at the time of issuance was determined to be $48,720 and was recorded as interest expense over the term of the commitment. $41,760 and $6,960 was recorded in 2005 and 2004, respectively. This fair value was calculated using a Black-Scholes valuation model and the following assumptions: volatility of 60%, dividend rate of 0%, risk-free interest rate of 4.38% and the seven and a half year warrant life.

The above December 1, 2004 loan agreement was amended on September 29, 2005. The amendment provided for additional lender commitments for equipment loans and growth capital loans to the Company up to

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

an aggregate original principal amount of $500,000 and $2,000,000, respectively. The termination date of the original growth capital loan commitment was amended to September 30, 2005 and the termination date for the additional equipment loans and growth capital loans was March 31, 2006 (see below). In conjunction with the amendment, the Company issued detachable warrants to acquire 34,872 shares of Series B stock at $3.9430 per share or shares of Series C convertible preferred stock (Series C) having an aggregate exercise price of $137,500. On June 21, 2006, prior to the close of the Series C stock financing round, the lender informed the Company of its intent to have the warrants be for Series B stock. The warrants have a seven and a half year life. The fair value of the warrants at the time of issuance was determined to be $37,318 and was recorded as interest expense over the term of the commitment. $18,659 was recorded in both 2006 and 2005. This fair value was calculated using a Black-Scholes valuation model and the following assumptions: volatility of 55%, dividend rate of 0%, risk-free interest rate of 4.29% and the seven and a half year warrant life.

The aggregate amount funded by the lender as noted above was $5,746,121 and $3,125,900 as of December 31, 2006 and 2005, respectively. The Company entered into two separate equipment loans (aggregate of $120,221) during 2006 and four separate equipment loans (aggregate of $625,900) during 2005 with the below terms:

1.	Equipment Loan Dated June 7, 2005—Face amount of $199,450 payable in 30 equal principal and interest installments beginning January 1, 2006 through May 2008 with a final payment of $17,283 on June 1, 2008 at an annual percentage rate of 8.023%. Interest only payments for the first six months of the loan are at an annual percentage rate of 10%.

2.	Equipment Loan Dated June 7, 2005—Face amount of $46,710 payable in 30 equal principal and interest installments beginning January 1, 2006 through June 1, 2008 at an annual percentage rate of 11.461%. Interest only payments for the first six months of the loan are at an annual percentage rate of 10%.

3.	Equipment Loan Dated December 30, 2005—Face amount of $337,023 payable in 30 equal principal and interest installments beginning July 1, 2006 through November 2008 with a final payment of $29,384 on December 1, 2008 at an annual percentage rate of 9.273%. Interest only payments for the first six months of the loan are at an annual percentage rate of 10%.

4.	Equipment Loan Dated December 30, 2005—Face amount of $42,717 payable in 30 equal principal and interest installments beginning July 1, 2006 through December 1, 2008 at an annual percentage rate of 12.71%. Interest only payments for the first six months of the loan are at an annual percentage rate of 10%.

5.	Equipment Loan Dated April 28, 2006—Face amount of $100,537 payable in 30 equal principal and interest installments beginning November 1, 2006 through March 2009 with a final payment of $8,787 on April 1, 2009 at an annual percentage rate of 9.773%. Interest only payments for the first six months of the loan are at an annual percentage rate of 10%.

6.	Equipment Loan Dated April 28, 2006—Face amount of $19,684 payable in 30 equal principal and interest installments beginning November 1, 2006 through April 1, 2009 at an annual percentage rate of 13.21%. Interest only payments for the first six months of the loan are at an annual percentage rate of 10%.

The Company entered into a growth capital loan on September 30, 2005 with a face amount of $2,500,000 payable in 23 equal principal and interest installments beginning April 1, 2006 through February 2008 with a final payment of $237,825 on March 1, 2008 at an annual percentage rate of 8.486%, an effective rate of 10.12%.

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

Interest only payments for the first six months of the loan are at an annual percentage rate of 10.999%. In conjunction with the funding of the growth capital loan, the Company issued detachable warrants to acquire 34,872 shares of Series B stock at $3.9430 per share or shares of Series C stock having an aggregate exercise price of $137,500. On June 21, 2006, prior to the close of the Series C stock financing round, the lender informed the Company of its intent to have the warrants be for Series B stock. The warrants have a seven and a half year life. The fair value of the warrants at the time of issuance was determined to be $37,318 and is recorded as interest expense over the term of the loan. $14,927 and $3,732 was recorded in 2006 and 2005, respectively. Interest expense for the nine months ended September 30, 2007 and 2006 was $11,195 (unaudited) and $11,195 (unaudited), respectively. This fair value was calculated using a Black-Scholes valuation model and the following assumptions: volatility of 55%, dividend rate of 0%, risk-free interest rate of 4.33% and the seven and a half year warrant life.

The Company entered into two separate growth capital loans on March 31, 2006 with a combined face amount of $2,500,000 payable in 23 equal principal and interest installments beginning October 1, 2006 through August 2008 with a final payment of $238,875 on September 1, 2008 at an annual percentage rate of 9.49%, an effective rate of 14.07%. Interest only payments for the first six months of the loan are at an annual percentage rate of 10.999%. In conjunction with the funding of the growth capital loan, the Company issued detachable warrants to acquire 34,872 shares of Series B stock at $3.9430 per share or shares of Series C stock having an aggregate exercise price of $137,500. On June 21, 2006, prior to the close of the Series C stock financing round, the lender informed the Company of its intent to have the warrants be for Series B stock. The warrants have a seven year life. The fair value of the warrants at the time of issuance was determined to be $102,022 and is recorded as interest expense over the term of the loan. $30,606 was recorded in 2006. Interest expense for the nine months ended September 30, 2007 and 2006 was $30,607 (unaudited) and $20,404 (unaudited), respectively. This fair value was calculated using a Black-Scholes valuation model and the following assumptions: volatility of 54%, dividend rate of 0%, risk-free interest rate of 4.85% and the seven year warrant life.

On May 17, 2007 the Company entered into a $15.0 million debt facility with the same lender of the other notes payable. The initial commitment under the debt facility is for $10.0 million and allows for two $5.0 million draw periods, the first of which was required upon closing. The loan agreement was amended to provide for two draw periods on the second $5.0 million that is available to the Company under the terms of the original agreement. As amended, $2.5 million was available to the Company through August 31, 2007 and the remaining $2.5 million is available to the Company through October 31, 2007. Upon closing of the initial commitment, the Company issued 67,963 Series C stock warrants with an exercise price of $8.0926 per share and a seven year life. The fair value of the warrants at the time of issuance was determined to be $550,212 and is being recorded as interest expense. $525,202 (unaudited) was recorded as interest expense for the nine months ended September 30, 2007. The fair value of the warrants was calculated using a Black-Scholes valuation model and the following assumptions: volatility of 55.5%, dividend rate of 0%, risk-free interest rate of 4.76% and the seven year warrant life.

Under the terms of the May 17, 2007 debt facility, the Company completed the initial $5.0 million draw by entering into two separate growth capital loans on May 22, 2007 with a combined face amount of $5,000,000 payable in 29 equal principal and interest installments beginning December 1, 2007 through April 1, 2010 with a final payment of $343,050 on May 1, 2010 at an annual percentage rate of 10.25%. Interest only payments for the first six months of the loan are at an annual percentage rate of 12.48%. In conjunction with the funding of the growth capital loan, the Company issued detachable warrants to acquire 33,982 shares of Series C stock at an exercise price of $8.0926 per share. The warrants have a seven year life. The fair value of the warrants at the time of issuance was determined to be $281,321 and is recorded as interest expense over the term of the loan. $48,296

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

(unaudited) was recorded as interest expense for the nine months ended September 30, 2007. This fair value was calculated using a Black-Scholes valuation model and the following assumptions: volatility of 55.5%, dividend rate of 0%, risk-free interest rate of 4.83% and the seven year warrant life.

The debt facility agreement entered into on May 17, 2007 was amended on August 28, 2007 to provide for two draw periods on the second $5.0 million that is available under the terms of the original agreement. As amended, $2.5 million was available to the Company through August 31, 2007 and the remaining $2.5 million was available to the Company through October 31, 2007. On August 31, 2007, the Company completed the $2.5 million draw available through that date by entering into two separate growth capital loans with a combined face amount of $2.5 million payable in 29 equal principal and interest installments beginning March 1, 2008 through July 1, 2010 with a final payment of $171,525 on August 1, 2010 at an annual percentage rate of 10.25%. Interest only payments for the first six months of the loan are at an annual percentage rate of 12.48%. In conjunction with the funding of the growth capital loan, the Company issued detachable warrants to acquire 16,991 shares of Series C stock at an exercise price of $8.0926 per share. The warrants have a seven year life. The fair value of the warrants at the time of issuance was determined to be $197,731 and is recorded as interest expense over the term of the loan. $7,968 (unaudited) was recorded as interest expense for the nine months ended September 30, 2007. The fair value was calculated using a Black-Scholes valuation model and the following assumptions: volatility of 52.6%, dividend rate of 0%, risk-free interest rate of 4.54% and a seven year life. See Note 18 regarding a subsequent draw.

The final $5.0 million commitment available to the Company under the terms of the debt facility is subject to the Company closing a next round of financing and would be available to be drawn on by the Company through 2008. The Company is not required to pay any additional equity consideration for this portion of the facility unless it is utilized.

Each of the above loans is collateralized by a first security priority lien on all of the Company’s assets, excluding intellectual property. In the event we have less than four remaining months of liquidity, we are required to grant a temporary lien on our intellectual property. The number of remaining months of liquidity is calculated by dividing cash and cash equivalents as of the end of any particular month by the sum of our total operating expenses for each of the immediately preceding four months.

The Company also entered into account control agreements for each cash and investment account held by the Company. The lender has the right to enforce the account control agreements in the event of default. If enforced, the lender has the ability to withdraw funds from the accounts and restrict the Company’s access to the funds.

The Company was in compliance with all covenants related to the notes payable at September 30, 2007 (unaudited) and December 31, 2006, and has not incurred any events of default as described in the terms of the notes payable agreements.

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

Scheduled debt principal payments are as follows as of September 30, 2007 (unaudited):

Years Ending December 31:
2007	$827,727
2008	4,341,151
2009	2,997,717
2010	1,835,790

10,002,385
Less: Original issue discount	(471,061)

Notes payable, net	$9,531,324

Scheduled debt principal payments are as follows as of December 31, 2006:

Years Ending December 31:
2007	$2,651,336
2008	1,794,877
2009	22,157

4,468,370
Less: Original issue discount	(90,075)

Notes payable, net	$4,378,295

(7)	Convertible notes payable

On December 12, 2005, the Company issued convertible notes payable, to various investors, including some officers of the Company, with an original aggregate face amount of $5,250,003. The convertible notes payable accrued interest at a fixed rate per annum equal to 4.34%. Accrued interest payable on the convertible notes payable was $12,658 as of December 31, 2005.

Accrued interest and principal were due in full at the earliest to occur of (i) the maturity date (December 12, 2008), (ii) an equity conversion event, or (iii) an acquisition conversion event. On July 6, 2006, the Company completed an equity conversion event when it closed a Series C convertible preferred stock financing. As a result, the outstanding principal balance of $5,250,003 and the accrued interest payable balance of $131,013 were automatically converted into 664,919 shares of Series C convertible preferred stock at $8.0926 per share.

See Note 9 for details of the Series C convertible preferred stock financing.

(8)	Convertible Bridge Notes

November 13, 2003 Convertible Bridge Note

On November 13, 2003, the Company entered into a 4% Bridge Loan Agreement with various investors, including some officers of the Company. The Company received aggregate proceeds in the amount of $1,069,893. Accrued interest and principal was convertible contingent upon subsequent financing. The due date was May 31, 2004 provided a definitive term sheet for an equity sale had been executed by the Company on or

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

before April 30, 2004. In consideration for entering into the Bridge Loan Agreement, the Company issued Series B stock warrants with an exercise price equal to the price paid per share at the next equity financing. The number of warrants to be issued were defined as the committed capital balance multiplied by 0.2 and divided by the price paid per share at the next equity financing. In closing the November 13, 2003 Bridge Loan Agreement, the price paid per share at the next equity financing was estimated to be $9.10, resulting in 23,516 warrants. The Company received cash consideration for the 23,516 warrants at a rate of $0.00455 per share or an aggregate amount of $107, which was recorded as additional paid-in capital during 2003. Upon closing the Series B equity financing on July 30, 2004, the price paid per share was set at $3.9430 resulting in a total of 54,278 seven-year warrants being issued.

The fair value of the warrants at the time of issuance was determined to be $103,320 and was recorded as additional paid-in capital and interest expense in 2004. The fair value was calculated using a Black-Scholes valuation model and the following assumptions: volatility of 66%, dividend rate of 0%, risk-free interest rate of 4.27%, and the maximum seven-year warrant life.

April 23, 2004 Convertible Bridge Note

On April 23, 2004, the Company amended the November 13, 2003 Bridge Loan Agreement to provide for additional capital. The terms and investors of the November 13, 2003 Bridge Loan Agreement remained the same with the only changes being to the amount of capital being committed and the number of warrants being issued as additional consideration. The Company received additional aggregate proceeds in the amount of $294,970 for a combined outstanding total of $1,364,863. In consideration for entering into the Amended Bridge Loan Agreement, the Company issued additional Series B stock warrants with an exercise price equal to the price paid per share at the next equity financing. The number of warrants to be issued were defined as the committed capital balance multiplied by 0.2 and divided by the price paid per share at the next equity financing. In closing the Amended Bridge Loan Agreement, the price paid per share at the next equity financing was estimated to be $9.10, resulting in 6,484 additional warrants. The Company received cash consideration for the 6,484 warrants at a rate of $0.00455 per share or an aggregate amount of $30, which was recorded as additional paid-in capital during 2004. Upon closing the Series B equity financing on July 30, 2004, the price paid per share was set at $3.9430 resulting in a total of 14,967 seven-year warrants being issued.

The fair value of the warrants at the time of issuance was determined to be $30,038 and was recorded as additional paid-in capital and interest expense in 2004. The fair value was calculated using a Black-Scholes valuation model and the following assumptions: volatility of 65%, dividend rate of 0%, risk-free interest rate of 4.45%, and the maximum seven-year warrant life.

June 30, 2004 Convertible Bridge Note

On June 30, 2004, the Company amended the November 13, 2003 Bridge Loan Agreement for a second time to provide for additional capital. The terms and investors of the November 13, 2003 Bridge Loan Agreement remained the same with the only changes being to the amount of capital being committed and the number of warrants being issued as additional consideration and a due date of July 31, 2004. The Company received additional aggregate proceeds in the amount of $199,980 for a combined outstanding total of $1,564,843. In consideration for entering into the Second Amended Bridge Loan Agreement, the Company issued additional Series B stock warrants with an exercise price equal to the price paid per share at the next equity financing. The number of warrants to be issued were defined as the committed capital balance multiplied by 0.2 and divided by

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

the price paid per share at the next equity financing. In closing the Second Amended Bridge Loan Agreement, the price paid per share at the next equity financing was estimated to be $9.10, resulting in 4,396 additional warrants. The Company received cash consideration for the 4,396 warrants at a rate of $0.00455 per share or an aggregate amount of $20, which was recorded as additional paid-in capital during 2004. Upon closing the Series B equity financing on July 30, 2004, the price paid per share was set at $3.9430 resulting in a total of 10,143 seven-year warrants being issued.

The fair value of the warrants at the time of issuance was determined to be $20,364 and was recorded as additional paid-in capital and interest expense in 2004. The fair value was calculated using a Black-Scholes valuation model and the following assumptions: volatility of 65%, dividend rate of 0%, risk-free interest rate of 4.62%, and the maximum seven-year warrant life.

See Note 10 for the conversion of the above convertible notes payable to Series B convertible preferred stock.

A total of 79,388 warrants to purchase Series B convertible preferred stock were issued as a result of the three convertible bridge loans.

(9)	Series C Convertible Preferred Stock Financing

On July 6, 2006, the Company closed the Series C convertible preferred stock (Series C) financing. The Company sold 4,921,142 shares of Series C stock for $8.0926 per share, or total gross proceeds of $39,825,003. In addition, $5,250,003 of Convertible Notes Payable principal and $131,013 of accrued interest payable were converted into 664,919 shares of Series C stock. The Company incurred $2,222,342 in costs, which were recorded as a reduction to additional paid-in capital. Included in the Series C financing costs was $735,438 of value related to 147,635 Series C warrants issued to the private placement underwriter. The fair value of the warrants was calculated using a Black-Scholes valuation model and the following assumptions: volatility of 55%, dividend rate of 0%, risk-free interest rate of 5.18%, and the maximum seven-year warrant life. The fair value of the warrants was recorded in additional paid-in capital.

On December 11, 2006, the Company sold an additional 123,569 shares of Series C stock for $8.0926 per share, or total gross proceeds of $1,000,000.

As of the closing date of the additional sale of 123,569 shares of Series C stock, the Company had insufficient authorized and unissued Series C stock available to share settle the Series C warrants which requires the instrument to be accounted for under Statement of Financial Accounting Standards No. 133 and classified as a liability in accordance with EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. The fair market value of the warrant as of December 31, 2006 was $728,841. The change in fair value is recorded separately in the consolidated statements of operations.

On May 14, 2007 the Company filed an amended certificate of incorporation to increase the number of authorized shares of Series C stock to 6,043,956. As a result of the amendment, the Company had sufficient authorized and unissued shares of Series C stock available to share settle the Series C warrants. The fair market value of the warrants on May 14, 2007 was determined to be $1,090,345. The change in fair value from December 31, 2006 to the amendment date of $361,504 was recorded as expense and the convertible preferred stock liability was reclassified to additional paid-in capital.

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

(10)	Series B Convertible Preferred Stock Financing

On July 30, 2004, the Company closed the first tranche of the Series B convertible preferred stock (Series B) financing. The Company sold 1,914,767 shares of Series B stock for $3.9430 per share, or total gross proceeds of $7,550,001. In addition, $1,564,843 of Convertible Bridge Loan principal and $34,809 of accrued interest were converted into 405,690 shares of Series B stock. The Company incurred $94,776 in costs, which were recorded as a reduction to additional paid-in capital.

During 2005, the Company closed the final two tranches of the Series B convertible preferred stock financing. On June 17, 2005, the Company sold 760,834 shares of Series B stock for $3.9430 per share, or total gross proceeds of $3,000,000. On December 12, 2005, the Company sold 1,204,655 shares of Series B stock for $3.9430 per share, or total gross proceeds of $4,750,001. The Company incurred a total of $16,303 in costs related to the 2005 closings, which were recorded as a reduction to additional paid-in capital.

The Company also issued 170,336 common stock warrants on December 12, 2005 to various Series B stockholders at a price of $0.09 per share. The warrants have an exercise price of $0.46 and terminate in five years. The fair value of the warrants at the time of issuance was determined to be $15,500 and was recorded as additional paid-in capital. The fair value was calculated using a Black-Scholes valuation model and the following assumptions: volatility of 49%, dividend rate of 0%, risk-free interest rate of 4.55%, and the maximum five-year warrant life.

(11)	Convertible Preferred Stock

The Company has 318,266 shares of Series A convertible preferred stock (Series A) and 4,285,946 shares of Series B convertible preferred stock outstanding as of September 30, 2007 (unaudited) and December 31, 2006 and 2005, and 5,709,630 shares of Series C convertible preferred stock outstanding as of September 30, 2007 (unaudited) and December 31, 2006. The following are preferred stock terms in accordance with the certificate of incorporation:

Redemption Rights

No class of preferred stock has any redemption rights.

Liquidation Preferences

The stockholders of Series C and Series B convertible preferred stock share senior liquidation rights on a pari passu basis of $8.0926 and $3.9430 per share, respectively, prior to Series A’s liquidation preference of $6.5593 per share. After all of the above liquidation preferences have been paid, any remaining liquidation proceeds are paid to common stockholders and all classes of preferred stock on an as-if converted basis.

A liquidation of the Company includes the sale, lease, exchange, exclusive licensing or other disposition of all or substantially all of the Company’s assets or intellectual property; the merger, business combination, reorganization, or consolidation of the Company with another entity gaining more than 50% ownership; or a liquidation, dissolution or winding up of the Company.

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

Dividends

Series C and Series B stockholders are entitled to a noncumulative dividend on a pari passu basis prior to the payment of dividends on Series A and common stock. The Series C and Series B dividend rates are $0.6470 per annum and $0.3158 per annum, respectively. After payment of the combined Series C and Series B dividends and prior to the payment of dividends to common stockholders, Series A stockholders are entitled to a non-cumulative dividend of $0.5251 per annum. After all preferred stock dividend preferences have been paid, the common stockholders participate with preferred stockholders on an as-if converted basis.

Anti-dilution Rights

If the Company issues equity or convertible instruments that are not subject to defined carve out provisions, below the then applicable conversion price for each preferred stock series, the conversion price to common stock will be adjusted on a weighted average basis.

Conversion Rights

All classes of preferred stock are convertible into common stock at the option of the holder. As noted above, the conversion price of all outstanding preferred stock issuances is subject to weighted average anti-dilution protection. At September 30, 2007 (unaudited) and December 31, 2006, Series A, Series B and Series C shares are convertible into 492,602, 4,285,946 and 5,709,630 shares of common stock based on the terms of the agreement, respectively.

All classes of preferred stock are mandatorily convertible upon (a) a qualified initial public offering whereby the public offering price is not less than $24.02 per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) and results in gross proceeds to the Company of at least $30 million in the aggregate after deducting underwriting commissions and discounts or (b) the date specified by written consent or agreement of the holders of at least 63% of the then outstanding shares of Series B and Series C preferred stock voting together as a single class on an as-converted basis, as defined in the certificate of incorporation. See Note 18 for subsequent amendment to the conversion rights.

Voting Rights

Preferred stockholders have the same voting rights as common stockholders. Preferred stockholders have one vote for each share of common stock deemed held, as determined by the then current conversion price. As a result of the preferred stockholders’ board of directors’ representation and voting rights, they effectively control the affairs of the Company, including its liquidation.

Registration Rights

Holders of preferred stock and certain holders of warrants have been granted registration rights pursuant to the terms of an investor rights agreement. These holders of preferred stock and warrants will automatically convert to common shares in a public offering and they have the right to require registration of those common shares.

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

(12)	Income Taxes

The Company has incurred net operating losses (NOLs) since inception. The Company has not reflected any benefit of such net operating loss carryforwards in the accompanying consolidated financial statements.

The income tax expense benefit differed from the amount computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

	2006	2005	2004
Computed ‘expected’ tax benefit	34.0%	34.0%	34.0%
Other permanent adjustments	-0.4%	-0.4%	-2.4%
Federal research and development credit	2.3%	3.5%	2.9%
State income taxes, net of federal benefit	6.0%	7.0%	6.6%
Effect of foreign operations	-1.5%	0.0%	0.0%
Change in federal valuation allowance	-40.4%	-44.1%	-41.1%

	0.0%	0.0%	0.0%

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets as of December 31 is presented below:

	2006	2005
Deferred tax assets (liabilities):
Start-up costs	$5,505,000	$2,315,000
Reserves and accruals	157,000	38,000
Property and equipment	16,000	1,000
Research and development credit	1,107,000	692,000
Net operating loss carry forwards	7,784,000	4,444,000

Total gross deferred tax assets	14,569,000	7,490,000
Valuation allowance	(14,569,000)	(7,490,000)

Net deferred tax assets	$—	$—

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible.

Based on the level of historical taxable losses and projections of future taxable income (losses) over the periods in which the deferred tax assets are deductible, management currently believes that it is more likely than not that the Company will not realize the benefits of these deductible differences. Accordingly, the Company has provided a valuation allowance against the gross deferred tax assets as of December 31, 2006 and 2005.

As of December 31, 2006, the Company has U.S. federal net operating loss carry forwards of approximately $17,856,000. The federal net operating loss carry forwards expire in the years 2022 through 2026.

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

Federal tax laws impose significant restrictions on the utilization of net operating loss carry forwards and research and development credits in the event of a change in ownership of the Company, as defined by the Internal Revenue Code Section 382. The Company’s net operating loss carry forwards and research and development credits may be subject to the above limitations.

In July 2006 the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 effective January 1, 2007. At the date of adoption of FIN 48, the Company had no unrecognized tax benefits and expected no significant changes in unrecognized tax benefits in the next 12 months. The adoption of this statement did not result in a cumulative accounting adjustment and did not impact the financial position, results of operations or cash flows. In accordance with FIN 48, paragraph 19, the Company has decided to classify any interest and penalties as a component of tax expense. To date, there have been no interest or penalties charged to us in relation to the underpayment of income taxes.

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

(13)	Stock Options

The Company has adopted the EnteroMedics Inc. 2003 Stock Incentive Plan (the Plan) that includes both incentive stock options and nonqualified stock options to be granted to employees, officers, consultants, independent contractors, directors and affiliates of the Company. At September 30, 2007 (unaudited) and December 31, 2006, according to the Plan, 2,387,348 shares and 1,728,007 shares, respectively, have been authorized and reserved. The board of directors establishes the terms and conditions of all stock option grants, subject to the Plan and applicable provisions of the Internal Revenue Code. Incentive stock options must be granted at an exercise price not less than the fair market value of the common stock on the grant date. The options granted to participants owning more than 10% of the Company’s outstanding voting stock must be granted at an exercise price not less than 110% of fair market value of the common stock on the grant date. The options expire on the date determined by the board of directors, but may not extend more than 10 years from the grant date, while incentive stock options granted to participants owning more than 10% of the Company’s outstanding voting stock expire five years from the grant date. The vesting period for employees is generally over four years. The vesting period for non-employees is determined based on the services being provided.

Stock option activity is as follows:

	Shares Available For Grant	Outstanding Options		Aggregate Intrinsic Value
		Number of Shares	Weighted-Average Exercise Price
Shares reserved at Plan inception	42,858	—	$—

Balance, December 31, 2003 (unaudited)	42,858	—	—
Shares reserved	439,561	—	—
Options granted	(344,796)	344,796	0.46
Options exercised	—	—	—
Options cancelled	3,847	(3,847)	0.46

Balance, December 31, 2004	141,470	340,949	0.46
Shares reserved	678,891	—	—
Options granted	(504,285)	504,285	0.46
Options exercised	—	(29,561)	0.46
Options cancelled	43,255	(43,255)	0.46

Balance, December 31, 2005	359,331	772,418	0.46
Shares reserved	566,697	—	—
Options granted	(679,911)	679,911	1.15
Options exercised	—	(87,022)	0.46
Options cancelled	103,436	(103,436)	0.46

Balance, December 31, 2006	349,553	1,261,871	0.83	$1,362,935

Shares reserved (unaudited)	659,341	—	—
Options granted (unaudited)	(889,650)	889,650	7.58
Options exercised (unaudited)	—	(35,132)	0.60
Options cancelled (unaudited)	37,618	(37,618)	3.88

Balance, September 30, 2007 (unaudited)	156,862	2,078,771	$3.67	$24,157,413

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

During the 15-month period ended September 30, 2007, the Company granted stock options with exercise prices as follows:

Grants Made During Quarter Ended	Number of Options Granted	Weighted-Average Exercise Price	Weighted-Average Fair Value per Share	Weighted-Average Intrinsic Value per Share
September 30, 2006	275,278	$1.91	$1.91	$—
December 31, 2006	50,455	1.91	1.91	—
March 31, 2007	498,958	5.19	5.19	—
June 30, 2007	240,113	8.03	8.03	—
September 30, 2007	150,579	14.76	14.76	—

The Company received valuations from Gemini Valuation Services, LLC, an unrelated valuation specialist, to help support the valuation of the common stock as of April 20, 2006, July 6, 2006, January 31, 2007, February 28, 2007, April 30, 2007, May 21, 2007, June 7, 2007, July 31, 2007 and August 31, 2007. These valuations were contemporaneous with those dates with the exception of the April 20, 2006 valuation which was retrospective.

The options outstanding, vested and currently exercisable by exercise price at September 30, 2007 (unaudited):

Outstanding Options and Expected to Vest				Options Exercisable and Vested
Exercise Price	Number of Shares Outstanding	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value	Number of Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value

$0.46	894,411	7.8	$13,265,920	557,728	$0.46	$8,272,777
$1.91	321,886	9.0	4,305,703	77,941	$1.91	1,042,618
$5.19	471,782	9.4	4,765,230	1,099	$5.19	11,101
$7.46	102,750	9.6	804,100	31,595	$7.46	247,261
$8.46	137,363	9.7	937,500	27,473	$8.46	187,503
$14.74	144,617	9.9	78,960	6,594	$14.74	3,600
$15.29	5,962	10.0	—	—	$15.29	—

	2,078,771		$24,157,413	702,430	$1.39	$9,764,860

The options outstanding, vested and currently exercisable by exercise price at December 31, 2006:

Outstanding Options and Expected to Vest				Options Exercisable and Vested
Exercise Price	Number of Shares Outstanding	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value	Number of Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value
$ 0.46	936,138	8.6	$1,362,935	381,859	$0.46	$555,987
$ 1.91	325,733	9.8	—	550	$1.91	—

	1,261,871		$1,362,935	382,409	$0.46	$555,987

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

Stock-Based Compensation for Non-employees

Stock-based compensation expenses related to stock options granted to nonemployees is recognized on an accelerated basis as the stock options are earned. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the services received. The fair value of the stock options granted is calculated at each reporting date, using the Black-Scholes option-pricing model, until the award vests or there is a substantial disincentive for the non-employee not to perform the required services. The fair value for the years ended December 31, 2006, 2005 and 2004, and for the nine months ended September 30, 2007 (unaudited) was calculated using the following assumptions:

	Nine Months Ended September 30, 2007	Years Ended December 31,
		2006	2005	2004
Risk-free interest rates	4.58%–5.03%	4.48%–5.14%	4.14%–4.56%	4.22%–4.47%
Expected life	10 years	10 years	10 years	10 years
Expected dividends	0%	0%	0%	0%
Expected volatility	60.75%–63.25%	62.83%–66.57%	62.67%–69.60%	64.50%–73.75%

Stock-based compensation expense charged to operations on options granted to nonemployees for the years ended December 31, 2006, 2005 and 2004 was $90,840, $5,354 and $830, respectively, and $1,562,170 for the period from December 19, 2002 (inception) to September 30, 2007 (unaudited). Stock-based compensation expense charged to operations on options granted to non-employees for the nine months ended September 30, 2007 and 2006 was $1,465,146 (unaudited) and $70,272 (unaudited), respectively.

Employee Stock-Based Awards Granted on or Subsequent to January 1, 2006

On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R, using the prospective transition method. Under this transition method, beginning January 1, 2006, compensation cost recognized includes: (a) compensation cost for all stock-based awards granted prior to, but not yet vested as of December 31, 2005, based on the intrinsic value method in accordance with the provisions of APB 25, and (b) compensation cost for all stock-based payments granted or modified subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R.

As a result of adopting SFAS 123R on January 1, 2006, the Company’s net loss for the nine months ended September 30, 2007 and for the year ended December 31, 2006 was $633,064 (unaudited) and $47,479, respectively, higher than if it had continued to account for employee stock-based compensation under APB 25.

Under SFAS 123R, compensation cost for employee stock-based awards is based on the estimated grant-date fair value and is recognized over the vesting period of the applicable award on a straight-line basis. For the period from January 1, 2006 to September 30, 2007, the Company issued employee stock-based awards in the form of stock options. The weighted average estimated fair value of the employee stock options granted for the nine months ended September 30, 2007 (unaudited) and for the year ended December 31, 2006 was $4.51 and $0.683 per share, respectively.

The Company uses the Black-Scholes pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant is affected by our stock price

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends. The estimated grant-date fair values of the employee stock options were calculated using the Black-Scholes valuation model, based on the following assumptions for the nine months ended September 30, 2007 (unaudited) and for the year ended December 31, 2006:

	Nine Months Ended September 30, 2007	Year Ended December 31, 2006
Risk-free interest rates	4.48%–4.79%	4.39%–5.04%
Expected life	6 years–6.5 years	5 years–6.25 years
Expected dividends	0%	0%
Expected volatility	55.25%–58.63%	55.17%–62.86%

Expected Life.    The expected life is based on the “simplified” method described in the SEC Staff Accounting Bulletin, Topic 14: Share-Based Payment.

Volatility.    Since the Company is a private entity with no historical data regarding the volatility of its common stock, the expected volatility used for 2006 and 2007 is based on volatility of similar entities, referred to as “guideline” companies. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size.

Risk-Free Interest Rate.    The risk-free rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Dividend Yield.    The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Forfeitures.    SFAS No. 123R also requires the Company to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

As of September 30, 2007 (unaudited) and December 31, 2006, there was $3,412,395 and $358,474, respectively, of total unrecognized compensation costs related to non-vested stock option awards granted after January 1, 2006, which are expected to be recognized over a weighted-average period of 3.73 years and 3.61 years, respectively.

The weighted-average grant-date fair value of stock options granted to employees for the nine months ended September 30, 2007 (unaudited) and for the year ended December 31, 2006 was $4.51 and $0.68, respectively, per share. The aggregate intrinsic value of stock options (the amount by which the market price of the stock on the date of exercise exceeded the exercise price of the option) exercised during the nine months ended September 30, 2007 (unaudited) and for the years ended December 31, 2006 and 2005, was $191,054 , $13,198 and $0, respectively.

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

(14)	Warrants

Stock warrant activity is as follows:

	Common Shares	Price(1)	Series A Preferred Shares	Price(1)	Series B Preferred Shares	Price(1)	Series C Preferred Shares	Price(1)
Balance as of:
December 31, 2002 (unaudited)	—		—		—		—
Granted	—		125,778	$0.91	23,516	$3.9430	—
Exercised	—		—		—		—
Cancelled	—		—		—		—

December 31, 2003 (unaudited)	—		125,778	$0.91	23,516	$3.9430	—
Granted	—		—		101,205	$3.9430	—
Exercised	—		(125,778)	$1.46	—		—
Cancelled	—		—		—		—

December 31, 2004	—		—		124,721	$3.9430	—
Granted	170,336	$0.46	—		69,744	$3.9430	—
Exercised	—		—		—		—
Cancelled	—		—		—		—

December 31, 2005	170,336	$0.46	—		194,465	$3.9430	—
Granted	—		—		34,872	$3.9430	147,635	$8.0926
Exercised	—		—		—		—
Cancelled	—		—		—		—

December 31, 2006	170,336	$0.46	—		229,337	$3.9430	147,635	$8.0926
Granted (unaudited)	—		—		—		118,936	$8.0926
Exercised (unaudited)	—		—		—		—
Cancelled (unaudited)	—		—		—		—

September 30, 2007 (unaudited)	170,336	$0.46	—		229,337	$3.9430	266,571	$8.0926

(1)	Represents weighted-average exercise price per share.

At September 30, 2007 and December 31, 2006, the weighted-average remaining contractual life of outstanding warrants was 4.91 (unaudited) and 5.22 years, respectively.

The aggregate number of common shares that could be issued if all warrants were exercised and converted to common stock at the option of the holder would be 666,244.

See Notes 6 and 8 for discussions relating to the Series B stock warrants issued during 2003, 2004, 2005 and 2006 and Notes 6 and 9 for discussion related to the Series C stock warrants issued during 2006 and 2007.

On November 13, 2003 the Company granted Venturi II, LLC (Venturi), sole Series A stockholder, 125,778 shares of Series A stock warrants with an initial exercise price of $0.91 and a term of 10 years. The warrants

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

were granted as part of Venturi’s dissolution plans and were granted with the understanding that they would be exercised as soon as practicable. As the warrants were granted as part of a dissolution plan, no charge related to the warrant grant was required in 2003.

The 125,778 warrants granted to Venturi were exercised on April 23, 2004 at a price of $1.4919359 per share resulting in gross proceeds of $187,652. Once exercised, Venturi owned 104,396 shares of EnteroMedics common stock and 318,266 shares of EnteroMedics Series A convertible preferred stock. Venturi dissolved on April 22, 2004 and transferred its ownership in EnteroMedics common stock and Series A convertible preferred stock to Venturi investors who held Class A Units and Class B Units, respectively, on a pro rata basis.

(15)	Related Party Transactions

The Company shares space with Restore Medical, Inc. (Restore), a related party who has directors and stockholders that are officers of the Company. The Company reimburses Restore for various facility expenses, including property taxes, common area maintenance charges, payroll for the use of personnel, and shipping charges. In 2006 and 2005, the Company also reimbursed Restore for rent expense related to the sublease agreement discussed in Note 16. Total expenses recorded were approximately $256,000, $75,000 and $55,000 for the years ended December 31, 2006, 2005 and 2004, respectively, and approximately $701,000 for the period from December 19, 2002 (inception) to September 30, 2007 (unaudited). Total expenses recorded for the nine months ended September 30, 2007 and September 30, 2006 were approximately $332,000 (unaudited) and $188,000 (unaudited), respectively. The majority of expenses are included in general and administrative costs on the consolidated statements of operations. Included in accounts payable and accrued expenses is a total of $34,859 (unaudited), $66,076 and $12,603 due to Restore as of September 30, 2007 and December 31, 2006 and 2005, respectively.

The Company obtains consulting services from Venturi Development Inc. (VDI), whose stockholders and officers are investors in the Company. The consultants receive cash compensation for services provided. Total expenses recorded, including consulting expenses, were approximately $29,000, $46,000 and $1,230,000 for the years ended December 31, 2006, 2005 and 2004, respectively, and approximately $2,650,000 for the period from December 19, 2002 (inception) to December 31, 2006. Total expenses recorded, including consulting expenses, for the nine months ended September 30, 2007 and September 30, 2006 were approximately $29,000 (unaudited) and $29,000 (unaudited), respectively. Expenses paid to VDI are primarily included in research and development and general and administrative expense on the consolidated statements of operations. On September 30, 2007 and December 31, 2006 and 2005, the Company had an outstanding payable balance to VDI of $0 (unaudited), $0 and $5,380, respectively.

Effective September 21, 2006, the Company entered into a consulting agreement with Bobby I. Griffin, who is a member of the board of directors. The consulting agreement provides for the consultant to receive compensation in the form of an option to purchase common stock for services provided. Pursuant to this consulting agreement, Mr. Griffin received a one-time option grant to purchase 54,946 shares of common stock at $1.91 per share that vests 25% on the first anniversary of the date the consulting agreement was entered into and 1/36th per month each month thereafter for 36 months. The consulting agreement is for one year and does not provide for the forfeiture of any vested or unvested options if after one year Mr. Griffin stops performing services as a consultant. The Company is accounting for this transaction under the guidance of Emerging Issues Task Force Abstract No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. Under EITF 96-18, options are recorded at their fair value on the measurement date. The Company remeasures the fair value of the options granted at each reporting period until performance under the consulting agreement is completed and the measurement date is reached. The

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

Company is expensing the fair value of the options granted over the requisite service period which is the term of the consulting agreement, or one year. Total expense recorded was approximately $5,000 for the year ended December 31, 2006, and approximately $783,000 for the period from December 19, 2002 (inception) to September 30, 2007 (unaudited). Total expenses recorded for the nine months ended September 30, 2007 were approximately $778,000 (unaudited). All of the expenses are included in general and administrative costs on the consolidated statements of operations.

(16)	Commitments and Contingencies

In September 2005, the Company entered into a three-year noncancelable operating sublease agreement for office/warehouse space with Restore. The lease expires on September 30, 2008 with monthly base rent ranging from $7,518 to $7,676. Effective January 1, 2007, the sublease was amended to include additional square footage. Under the amended sublease agreement, the monthly base rent ranges from $11,476 to $11,596. Rent expense recognized for the years ended December 31, 2006 and 2005 was $127,766 and $22,555, respectively. Rent expense recognized for the nine months ended September 30, 2007 and 2006 was $90,192 (unaudited) and $67,664 (unaudited), respectively. The Company also reimburses Restore for various facility and personnel related expenses discussed in Note 15. Prior to entering into the sublease agreement with Restore, the Company assumed VDI’s sublease agreement with Integ Inc. (Integ) and paid Integ directly for rent and other facility charges in the amount of $32,370 and $41,648 for the years ended December 31, 2005 and 2004, respectively, and $111,953 for the period from December 19, 2002 (inception) to December 31, 2005. Facility related expenses are included as general and administrative costs on the consolidated statements of operations.

The following is a schedule of total future minimum lease payments due as of September 30, 2007 (unaudited):

Periods ending December 31:
2007	34,788
2008	104,364

$139,152

The following is a schedule of total future minimum lease payments due as of December 31, 2006:

Years ending December 31:
2007	138,076
2008	104,364

$242,440

The Company is exposed to product liability claims that are inherent in the testing, production, marketing and sale of medical devices. Management believes any losses that may occur from these matters are adequately covered by insurance, and the ultimate outcome of these matters will not have a material effect on the Company’s financial position or results of operations.

In 2005, EnteroMedics entered into an exclusive collaborative obesity device research and development agreement with the Mayo Foundation for Medical Education and Research (Mayo Foundation), Rochester, Minnesota. Through this agreement, EnteroMedics will collaborate with a group of physicians and researchers at Mayo Clinic in the field of obesity. Under the terms of this five-year agreement, EnteroMedics and this group of

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

Mayo specialists will collectively work toward the development of new and innovative medical devices for the treatment of obesity. The agreement also includes a similar collaboration for the development of products to address a wide variety of disorders susceptible to treatment by electrically blocking neural impulses on the vagus nerve.

Under this agreement, the Company issued 219,780 shares of common stock to the Mayo Foundation in 2005 and recorded $100,000 as deferred compensation, which is being amortized over the term of the five-year agreement. Unamortized deferred compensation related to the agreement was $46,667 (unaudited), $61,667 and $81,667 at September 30, 2007 and December 31, 2006 and 2005, respectively. EnteroMedics may also be obligated to issue up to 206,044 shares of common stock as consideration if future Mayo patents are issued or if the FDA approves a product patented by the Mayo or jointly patented by the Mayo and EnteroMedics. Should the Company complete an initial public offering (IPO) prior to the achievement of the previously discussed milestones, the 206,044 shares of common stock become immediately issuable to the Mayo Foundation. Upon issuance of these shares related to an IPO, the Company will record a one-time stock-based compensation expense at the then current fair value.

The Company may also be obligated to pay the Mayo Foundation, contingent upon the occurrence of certain future events, earned royalty payments, including a minimum annual royalty as defined by the agreement, for the commercial sale of products developed and patented by the Mayo Foundation, jointly patented by the Company and the Mayo Foundation, or a product where the Mayo Foundation provided know-how as defined by the agreement. If no products are patented, the minimum royalty is not due. The Mayo Foundation receives an annual $250,000 retainer fee which commenced in 2005 and continues through January 2009. The annual retainer fee paid to the Mayo Foundation is recorded on the statement of operations as research and development expense.

(17)	Retirement Plan

The Company has a 401(k) profit-sharing plan that provides retirement benefits to employees. Eligible employees may contribute a percentage of their annual compensation, subject to Internal Revenue Service limitations. The Company’s matching is at the discretion of the Company’s board of directors. For the nine months ended September 30, 2007 (unaudited) and the years ended December 31, 2006, 2005 and 2004 and for the period from December 19, 2002 (inception) to September 30, 2007 (unaudited), the Company did not provide any matching of employees’ contributions.

(18)	Subsequent Events (Unaudited)

On May 24, 2007, the Company’s board of directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering (IPO) of the Company’s common stock as well as an amendment to Section 4(a) of the Company’s 2003 Stock Incentive Plan (the “Plan”), subject to stockholder approval, to become effective upon the effectiveness of the offering. The amendment to the Plan provides 3,901,100 shares of the Company’s common stock to be reserved for issuance upon the exercise of stock options or other awards that may be granted pursuant to the Plan.

On October 3, 2007, the Company’s board of directors and stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to provide for the mandatory conversion of all shares of preferred stock into common stock utilizing the quotient obtained by dividing the original purchase price per share of $6.5593, $3.9430 and $8.0926 by $4.2379, $3.9430 and $8.0926 per share, respectively, upon a qualified public offering whereby the public offering price is greater than the quotient obtained by dividing

EnteroMedics Inc.

(A development stage company)

Notes to Consolidated Financial Statements — (Continued)

$180 million by the number of shares of total fully-diluted common stock as of the time of closing of the public offering (without taking into account the securities offered or sold in the public offering) and aggregate gross proceeds to the Company of at least $30 million after deducting underwriting commissions and discounts.

On October 3, 2007, the Company’s Board of Directors and stockholders approved a 1-for-9.1 reverse split of the Company’s common stock and preferred stock, to become effective upon the filing of an amendment and restatement of the Company’s Amended and Restated Certificate of Incorporation. The reverse split will be effected prior to the effectiveness of the offering. All share and per share amounts have been retroactively adjusted to reflect the stock split for all periods presented.

On October 31, 2007, we completed the $2.5 million draw that was available to us through that date by entering into two separate growth capital loans with a combined face amount of $2.5 million. The amount is payable in 29 equal principal and interest installments beginning March 1, 2008 through July 1, 2010 with a final payment of $171,525 on August 1, 2010 at an annual percentage rate of 10.25%. Interest only payments for the first four months of the loan are at an annual percentage rate of 12.48%. In conjunction with the funding of the growth capital loan, the Company issued detachable warrants to acquire 16,991 shares of Series C stock at an exercise price of $8.0926 per share. The warrants have a seven year life.

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